EXHIBIT 99 - 2000 ANNUAL REPORT

                           [COVER PAGE APPEARS HERE]

                                                                       INTERSHOP


 ...create the digital

(We...

                             [3 PHOTOS APPEAR HERE]

                                                              Annual Report 2000

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 ...create the
        digital


 ...create the digital economy) Letter| 1

 ... realize our vision) Highlights| 3

 ...automate relationships) Solutions| 5

 ...empower our customers) Customers| 8

 ...work for you) Employees| 22

 ...share) Share| 26

 ...provide figures) Financials| 28

 ...and our structure) Structure| 86

 ...explain) Glossary| 88

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economy)


Dear Investors, Customers, Partners and Employees,


In 2000, the strategic importance of the Internet within the global economy increased significantly, as companies recognized that a successful e-business strategy encompasses much more than simply selling products through a Web site. While many global enterprises are just beginning to harness the power of the Internet, they are already reaping rich rewards. By connecting trading partners in real time and automating and integrating business processes they are capitalizing on multiple distribution channels, improving customer relationships, improving time to market, cutting costs and ultimately increasing profits.

Our vision is the digital economy. Intershop is helping many global enterprises make the most of their e-business strategies by providing an award-winning, comprehensive portfolio of solutions. Intershop's offerings enable companies to optimize their trading relationships with consumers, business partners, suppliers and marketplaces. Our solutions provide flexible ways to better leverage existing sales channels and integrate new ones. By improving business efficiencies, Intershop's products reduce costs and increase margins. And as e-business evolves to encompass virtually all aspects of producing and delivering goods and services, Intershop is determined to be a leader in providing companies with a foundation that enables them to grow and proper in the digital economy. As we exit 2000 and look ahead to 2001 our mission is clear: To deliver the solutions that enable our enterprise customers to use the Internet as the foundation for all business, thereby turning the Internet into a strong and lasting competitive advantage.

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                [Photo of Stephan Schambach - CEO appears here]


Today, companies are seeking a single platform to build and extend their e-business capabilities and to enable the seamless exchange of transactions between trading partners across the value chain. Intershop provides unparalleled flexibility, scalability and performance to build, as well as to manage, a company's e-business. Our products provide a rich set of functionalities through a single, industry-leading, standards-based architecture.

YEAR OF EXPANSION
The power of our product offerings is reflected in the fact that in the year 2000, we established new records in terms of new customers, new partners and in software licenses sold. Our revenues grew by 166%, outpacing the outstanding growth Intershop achieved in 1999.

The growth of e-business in fiscal year 2000 provided exciting new opportunities, as well as significant volatility, resulting in a challenging environment for visionary companies, such as Intershop. During the second half of the year, the economy grew sluggish, global IT purchasing patterns slowed, and within companies, evaluation timelines for e-business initiatives lengthened. These factors affected Intershop most notably in the United States, as these market conditions emerged, as we were beginning to build our North American sales and marketing capabilities, as well as broaden our network of integration partners.

In addition, Intershop opened offices in Japan, Korea, Taiwan, United Arab Emirates, and expanded its European presence with offices in Zurich, Berlin and Ilmenau, to better reach and serve our customers around the globe. Reaching our global investors was also a priority in 2000, and in September, Intershop successfully listed in the United States on the NASDAQ stock exchange through a secondary offering. Intershop ended the year with strong cash reserves and no long-term debt.

When we reflect back on 2000, we are proud to have finished the year with more than 3,000 customers worldwide, more than 200 strategic partnerships and a portfolio of products that continue to receive top rankings from analysts, customers and partners. Intershop remains well positioned, our fundamentals are on track and we have a solid foundation for future growth.

COMPLETE E-BUSINESS SOLUTION SET
Intershop has built a complete set of e-business solutions ranging from our enterprise Enfinity solution to Intershop 4 ePages, which provides e-business software that enables even the smallest businesses to establish an on-line presence. Intershop has emerged as the de facto standard for Application Service Providers (ASPs), Internet Service Providers (ISPs) and telecommunication companies providing hosted solutions around the globe. We are committed to providing our customers with outstanding products and service, and all of our e-business solutions are supported backed by Intershop's staff of global IT experts.

ENFINITY 2
Enfinity, Intershop's enterprise e-business platform, was the primary growth engine for Intershop in 2000 and quickly established itself as the benchmark for sophisticated e-business enterprise solutions. Enfinity was ranked as the top commerce platform by industry analysts Forrester Research.

With the successful launch of our next generation Enfinity 2, we further established Enfinity as a leading e-business platform, which combines an open and flexible architecture with proven out-of-box functionality to quickly link buyers, suppliers, partners and customers. With more than 249 Enfinity licenses sold to date, including 219 Enfinity licenses sold in 2000, Enfinity is a proven leader in delivering enhanced connectivity to business systems and e-marketplaces with peak performance and scalability for the enterprise.

2

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[sidebar]

,,We are commited to leverage our strengths: providing our customers with the most powerful e-business software solutions."


PARTNERS - EXPANDING OUR ECOSYSTEM
Intershop has long recognized the value of its always placed great importance on its integration partners and service providers. Our eco-sytem of partners grew substantially in 2000 with the addition of several global alliances, including an agreement with Commerce One to address e-business marketplaces, and the initiation of a partnership with Hewlett Packard to include Intershop products in HP's worldwide B2B initiative. Our family of partners grew to more than 200 last year, including market leaders such as IBM, PricewaterhouseCoopers, Sapient, EDS, KPMG, Unisys, HP Consulting, Pixelpark and Icon Medialab. Today we have more than 10,000 consultants trained on Intershop's e-business solutions, including 8,000 trained on Enfinity. These partners are tremendous asset that significantly enhance our ability to drive additional sales opportunities, as well as offer customers a global network of experienced implementation partners, to address their integration needs. In early 2001, Intershop launched a new Global Implementation Partner Program, and we expect this program to attract more partners.

STRATEGIC INITIATIVES
To ensure Intershop remains a market leader, we must deliver value to not only our customers and partners, but also our investors. We are committed to improving shareholder value and returning Intershop to profitability through the following strategic initiatives:

We are fully dedicated to strengthening our presence in the American market by concentrating the U.S. organization on revenue-generating activities. While continuing to offer the full range of products, we are focusing our U.S. go-to-market strategy on selected B2B markets in which Intershop has clear advantages over the competition, such as enabling suppliers to connect to and sell through electronic marketplaces and exchanges.

Intershop is devoted to strengthening relationships with its top implementation and technology partners, and customers. To accomplish this, Intershop is launching of cross-industry and industry-specific solutions that further expand our products' e-business functionality. New industry-specific modules leverage with Enfinity's superior technology and complement its functionality with critical features tailored to meet the needs of specific industries such as Automotive, Consumer Goods, High Technology & Engineering and Retail.

Finally,   we  are   streamlining   our  worldwide   organization   through  the
consolidation of global functions, which will allow us to take advantage of synergetic opportunities within our existing global operations.

We are convinced that these changes will best position Intershop to leverage its competitive advantages and help us better serve our current, as well as prospective, customers and partners.

LOOKING AHEAD
Intershop's e-business offerings are consistently recognized by industry experts as a world-class offerings that help companies optimize relationships with trading partners and leverage the Internet as a true competitive advantage in innovative ways. The entire management team at Intershop is focused on leveraging our strengths, increasing our global visibility in the commerce arena and providing companies - both large and small - best-of-breed e-business software solutions for today and tomorrow.

We are confident that the market strategies and the restructuring program we have put in place will guide Intershop back onto the path to profitability and will allow us to focus our efforts on expanding the market for global e-business solutions and creating value for our investors. From everyone at Intershop, we would like to thank all of our investors, customers and partners for their support. We look forward to updating you on our progress and achievements throughout 2001.




/s/ STEPHAN SCHMBACH
--------------------
Stephan Schambach
Chief Executive Officer

|  LETTER |  Highlights  |  Solutions  |  Customers  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                       3




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 ...REALIZE OUR VISION


                                                                1995                           1996


                                                                First fully functional         Gaining venture capital
                                                                Internet retailing solutions   First standard software for
                                                                                               e-commerce
                                                                                               First office established in the
                                                                                               U.S.A.
  1992                           1994


  Founded in Jena,               Specialization in Internet
  Germany                        applications and e-commerce



STEPHAN SCHAMBACH
Co-Founder and Chief Executive Officer
"Our vision is the Digital Economy that our technologies are helping to create. We enable companies to radically improve the trading relationships with their business partners."

KARSTEN SCHNEIDER
Co-Founder and Senior Vice President Strategic Alliances "Alliances with global players are central to Intershop's strategy. Our partners value both our expertise and the compatibility and flexibility of our products."

[Photo of Stephan Schambach, Karsten Schneider, & Bernhard Marbach Appear Here]


4

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




                                                                1999                           2000

                                                                Enfinity, first e-business     Successful entry into the
                                                                platform based completely      high-end market
                                                                on Internet technologies       Launch of Enfinity 2
                                                                INTERSHOP OPEN, first annual   Listing on NASDAQ
                                                                conference for the Intershop
                                                                community
                                                                Entry into the Asian market

  1997                           1998

  First standard software for    Extension of product range
  e-commerce hosting             Foundation of the holding
                                 company Intershop
                                 Communications AG
                                 IPO on the Neuer Markt of
                                 Frankfurt Stock Exchange



WILFRIED BEECK
Co-Founder and Chief Operating Officer "As a software company, our focus is on the license business. This enables us to grow rapidly and, at the same time, achieve high margins. The long-term market potential justifies a high level of initial investment."

FRANK GESSNER
Senior Vice President Engineering "Our success depends on the development of innovative technologies that meet the needs of our customers and partners. Our products set standards for the industry."

BERNHARD MARBACH
Executive Vice President Sales
"Intershop offers its customers a variety of business models for successful deployment of their e-business strategy. Our international presence and our network of integration partners ensure rapid implementation anywhere in the world."

             [Photo of Frank Gessner and Wilfried Beeck Appear Here]


|  Letter |  HIGHLIGHTS  |  Solutions  |  Customers  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                       5


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 ...automate
                   relationships)


THE INTERSHOP VISION
Imagine a world in which every company conducts all of its transactions with partners and customers - online and in real time. This is Intershop's vision and our mission: to deliver the solutions that enable enterprises to use the Internet as the foundation for all business, and to turn the Internet into a strong and lasting competitive advantage.

Founded in 1992, Intershop pioneered Inter-net-based business and has been a driving force in the industry. Our products consistently receive top rankings from industry analysts and our customers. With headquarters in San Francisco
(US), Hamburg and Jena (Germany), Intershop is a global company with operations in 24 countries. With more than 200 implementation partners around the world, Inter-shop can provide its customers with the global service and support they need, regardless of how or where their business expands.

Intershop is today one of the world's leading providers of comprehensive e-business software solutions. Our offerings empower companies to optimize relationships with trading partners across the value chain, turning the Inter-net into a sustainable competitive advantage. With ultimate ease and flexibility, Intershop's solutions help the enterprise to:

 * Increase revenues by maximizing sales through all channels, online and traditional
 * Improve business efficiency and margins by streamlining internal and external business processes
 * Strengthen relationships with partners and customers through improved service and personalized, targeted offerings
 * Leverage existing technology investments by integrating online processes with existing systems.

COMPREHENSIVE SOLUTIONS
Intershop  offers an  industry-leading  e-business  platform,  along  with rich,
cross-industry  and  industry-specific   solutions.  With  Intershop  e-business
solutions enterprises can:

 * Manage all sales channels from a single platform and reduce the total cost of ownership of their e-business strategy
 *   Increase business velocity and deliver more value in less time
 *   Integrate their e-business strategy with their corporate initiatives.

[sidebar]

Our technology partnerships play an important part in ensuring that Intershop's products are compatible with leading e-business technologies. The integration with Commerce One, for example, allows Intershop to offer its customers access to the world's largest electronic marketplaces. Karen Hunnicutt, Business Development Manager at Commerce One, and Thierry Locard, Strategic Alliance Manager at Intershop, are responsible for developing concepts for joint marketing.

|  Letter  |  Highlights  |  SOLUTIONS |  Customers  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                       7



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"THE IMPLEMENTATION OF A HIGHLY SOPHISTICATED MUSIC
WEB SITE IN JUST SIX WEEKS WOULD NEVER HAVE BEEN POSSI-
BLE WITHOUT AN ADVANCED RETAILING PRODUCT LIKE ENFINITY     [Photo Appears Here]
AS IT GAVE US A VITAL LEG-UP IN THE DEVELOPMENT RACE."
Mark Reed, Management Consulting Services,
PricewaterhouseCoopers


e-BUSINESS IS PROCESS-CENTRIC
Intershop's solutions support our customers' business by providing components that address common business processes. The Intershop platform and solutions are flexible enough to easily adapt to changing business needs. As the business grows, Intershop solutions can scale to add more partners, service additional customers, process thousands of orders and manage millions of products. Most importantly, Intershop has a proven track record of delivering solutions faster than many other e-commerce vendors. Our customers measure implementation times in weeks, not months or years.

SUCCESSFUL CUSTOMERS
Numerous Fortune 2000 companies, across a range of industries, have selected Intershop as the foundation for their e-business solutions. Our fast-growing base of more than 3,000 customers includes large, global enterprises such as BOSCH, Motorola, and SHELL, as well as companies that help givesmall enterprises a global presence by offering hosted services, including Etensity, ISION and Deutsche Tele-kom. Today, Intershop is part of the standard for Application Service Providers (ASPs), Inter-net Service Providers (ISPs) and telecommunications companies throughout the globe.

AUTOMATE RELATIONSHIPS
The Challenge
To  realize  the  full  benefits  of  e-business,   enterprises   must  automate
interactions between their company and their trading partners:

 *      Suppliers
 *      Business Customers
 *      Consumers
 *      Marketplaces

Enterprises need a platform that enables collaborative business processes and optimizes business relationships. They need an extendable solution that can manage a growing number of partners, customers, transactions and products. And companies need a solution that ensures that all of their business processes are working together, seamlessly and efficiently.

The Answer
Intershop delivers a strong e-business platform along with rich out-of-the-box functionality that will quickly link enterprises to buyers, suppliers, partners and customers. Intershop integrates existing systems, as well as those of partners and customers as quickly, painlessly and efficiently as possible. And Intershop's solutions are extremely flexible - they can scale as the business expands and adapt as the market changes.

www.intershop.com/customers

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                                                            [Photo Appears Here}

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Intershop e-business solutions -
     based on one of the leading e-business platforms


INTERSHOP E-BUSINESS SOLUTIONS
Intershop e-business solutions offer a unique combination of an industry-leading e-business platform, Enfinity, with rich cross-industry and industry-specific solutions comprised of business proven, flexible components to manage the key business processes.

THE PLATFORM: INTERSHOP ENFINITY
Intershop Enfinity provides:
 * Ease of use and the ability to rapidly design business and workflow processes
 *   Open and flexible architecture including advanced developer toolkits
 *   Point-and-click integration with third party products
 *   High scalability and peak performance
 * Seamless, component-based integration with back-office and legacy systems, such as ERP, CRM, financial, logistics, production
 * Complete developer support including integration with JBuilder and Rational Rose
 *   Complete globalization support for multiple languages and currencies

The Enfinity platform can be easily extended with a set of proven out-of-the-box business components. This highly flexible, modular framework enables Intershop to provide custom, powerful cross-industry and industry-specific solutions which address a variety of business needs.


                            [Chart Appears Here]


|  Letter  |  Highlights  |  SOLUTIONS |  Customers  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                       9

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Industry-specific and

               cross-industry e-business solutions


CROSS INDUSTRY SOLUTIONS
Intershop B2B Solution
The Intershop B2B Solution enables large-scale enterprises to sell direct to various distributors or business partners via the Internet. By automating these selling processes, the Intershop B2B solution increases sales efficiencies, reduces sales costs, and improves customer service. Key features include multiple sales channel integration, contract-based pricing and integrated order management.

Intershop B2C Solution
The Intershop B2C Solution enables enterprises to establish an e-commerce site to sell direct to end consumers. Advanced order processing, up-selling and cross-selling, powerful shopping cart and flexible pricing and discount features help to make the most of the selling opportunities. Intershop understands that e-business is more than selling products through a web-site. Intershop's B2C solution allows companies to personalize products and pricing, and offer value-added services. Companies can improve their marketing and sales efficiencies, increase customer satisfaction, and build strong, lasting relationships with their customers.

Intershop Marketplace Solution
The Intershop Marketplace Solution enables enterprises to reduce their costs of purchasing and increase margins by providing the key components to build a private procurement marketplace to tightly integrate the suppliers or connect multiple suppliers and buyers. The Intershop Marketplace Solution provides advanced features comparable to today's large exchanges at significantly lower cost and effort. The solution delivers broad marketplace functionality including diverse auctions functionality, multiple language, currency, and tax capabilities for global selling, multiple supplier/buyer integration with varying status levels, and advanced authorization workflow. With the Intershop Marketplace Solution, companies can build a private procurement marketplace that will allow themto leverage their buying power and lower their inventory, management, and procurement costs.

Intershop Supplier Solution
The Intershop Supplier Solution gives enterprises the power to connect seamlessly to multiple marketplaces. Enterprises can reach additional customers and increase sales, while reducing the cost of sales. The Intershop Supplier Solution includes out-of-the-box integration with Commerce One and Ariba, enabling

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[ Photo appears here]

enterprises  to quickly  connect to all of the  leading  industry  marketplaces.
Additional   features  include  advanced  catalogue   functionality,   real-time
inventory availability, and flexible document exchange.

INDUSTRY SOLUTIONS
In addition to cross-industry solutions, Inter-shop has developed industry-specific solutions, based on our experience implementing powerful solutions for our customers. With these offerings, companies can deploy their e-business strategy even faster than before. Intershop Industry Solutions provide e-business functionality that addresses core industry needs. Intershop has developed custom solutions for:

 *   Automotive
 *   Consumer Goods
 *   High-Tech and Engineering
 *   Retail

During implementation, Intershop's rich components will be further refined according to the individual workflows and processes. We offer a global set of experienced implementation partners and in-house consultants to support the entire solution life cycle.

                              [Graph appears here]


|  Letter  |  Highlights  |  SOLUTIONS |  Customers  |  Employees  |  Share  |
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[Photo Appears Here]


COMPLETE SOLUTIONS FOR SERVICE PROVIDERS
More than 50 Internet Service Providers (ISPs) and Application Service Providers
(ASPs) in North America, South America, Europe and Asia-Pacific have selected Intershop as the foundation for their e-business offerings. Intershop's products are designed to be quickly implemented and easily integrated with other applications, giving ASPs and ISPs a time-to-market advantage in delivering high-quality e-business solutions. Because Inter-shop's products scale to manage a large number of customers and transactions, exceeding the current requirements of the most highly trafficked websites, ASPs and ISPs can meet the current and future needs of their clients.

Our Service Provider Solutions
Intershop offers a range of products to give service providers the ability to enable small to mid-sized enterprises to leverage the many benefits of e-business.

Intershop Enfinity
The combination of open, flexible architecture and out-of-the-box components offered with Enfinity provides a complete solution for service providers who target mid-size enterprises looking to e-commerce to enable their channels. Service providers may offer service levels based on size of implementation, integration, and reselling Intershop solution bundles. Now small and mid-sized enterprises also can enjoy the powerful capabilities of an affordable solution.

Intershop 4
Featuring maximum flexibility, Intershop 4's multi-tier approach is powerful proof of our commitment to extending the benefits of e-business to companies of all types and sizes.

Intershop 4 ePages ePages allows service providers to offer entry-level e-business solutions to smaller businesses. Sellers can deploy e-commerce sites using automated features and can add more features and functionality as their businesses grow.

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[Photos Appear Here]


Intershop 4 Hosting
This enables service providers to host full-feature e-business solutions for small and mid-sized sellers in a shared server environment. With Intershop 4 Hosting, service providers can reduce overhead costs, and quickly deploy additional sites.

Intershop 4 Merchant
Intershop 4 Merchant is a dedicated  server  solution  allowing  ASPs to provide
customers  with  all  the  performance,   memory,  and  database  power  that  a
high-traffic site requires.

WWW.INTERSHOP.COM/PRODUCTS

INTERSHOP PARTNERS
Implementation Partners
Intershop Implementation Partners are recognized and proven enterprise e-business integrators and consulting organizations that excel in successfully building Intershop-specific e-business practices. Our implementation partners assist customers at every stage of an e-business project, including technical realization and integration with existing business systems. Comprehensive Intershop training programs ensure that our partners are highly skilled in deploying Intershop technology-based solutions.

Technology Partners
To ensure the success of our customer's  e-business strategy,  Intershop has
established  strong   partnerships  and  strategic   agreements  with  over  150
technology  partners that offer specialized,  sophisticated  components for:

*   ERP/order  management  integration
*   customer  relationship  management
*   content and service management
*   sales automation
*   payment and security
*   reporting
*   site and traffic monitoring.

Intershop also maintains partnerships with Internet marketplaces such as Commerce One, Ariba and GloMediX, as well as hardware and software platform providers, including Hewlett-Packard, Intel, Sun Microsystems, Compaq, Oracle and Sybase.

WWW.INTERSHOP.COM/PARTNERS

SERVICES
Intershop offers a worldwide network of qualified consultants dedicated to the professional needs of our customers. Service and support for all Intershop products are provided through our consulting and support teams around the world. Services include:

*   A variety of technical support packages, including free upgrades
* Comprehensive training and product education to help our customers successfully deploy, use and maintain our solutions
* Consulting services to advise on e-commerce business models, marketing and technical needs
*   Software development for ERP and infrastructure systems.

Customer service is vital to the operation and success of Intershop. We view customer service as mission-critical. Intershop's technical support engineers all possess a customer-oriented attitude. Any time, day or night, from any location around the world, our customers can access vital Intershop product and technical support.

WWW.INTERSHOP.COM/SERVICES


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 ...empower
                        our customer


Sell direct B2B Solution for ABB

ABB is the world's leading supplier of automation technologies, from stand-alone products to integrated solutions. ABB's Business Online e-commerce solution, based on Intershop Enfinity, is designed to simplify the purchasing and handling of electric motors and drives. With its fully featured Business Online
e-business solution, ABB Automation Technology Products has created an end-to-end supply chain management (SCM) system for customers, partners and suppliers that incorporates the entire order management process. This powerful, Intershop Enfinity-based B2B solution is one of the first personalized Web sites in the automation industry. With customers able to configure their own individual buyer profiles and receive personalized content each time they visit the site, it's now easy for them to access the products and features they need without first wading through masses of irrelevant data.

POWERFUL FUNCTIONALITY, FAST TIME-TO-MARKET
"Essentially, all we wanted was to sell motors over the Internet," says Anders Tollsten of ABB Automation Technology Products. Although the required features and functionality had yet to be specified in detail, ABB was fully aware of the enormous competitive potential of a good B2B presence. Adcore, a leading European Internet Consultant, delivered a convincing strategy to implement the required functionality within a short timeframe based on Inter-shop Enfinity. One of the decisive factors in choosing the software platform was the need for the fastest possible rollout. This, together with its scalability and flexibility made Inter-shop Enfinity the natural choice.

[side bar]

Intershop works with leading business consultancies and system integrators worldwide to develop and deploy e-business solutions. The success shared by our premium partner KPMG Consulting GmbH and Intershop is built on close collaboration on projects such as at Hewlett-Packard and the development of the Ariba Connector. Thomas Hantusch, Alliance Manager at KPMG Consulting GmbH, and Claudia Gengs, Alliance Manager for KPMG at Intershop, have a key role in this relationship.


|  Letter  |  Highlights  |  Solutions |  CUSTOMERS  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                      15

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"AT FIRST, WE HADN'T EVEN CONSIDERED SOME FEATURES.
IT WAS ONLY WHEN WE BECAME FULLY AWARE OF WHAT INTER-
SHOP ENFINITY COULD DO THAT WE UNCOVERED NUMEROUS           [Photo Appears Here]
OTHER FUNCTIONS THAT WOULD BE USEFUL FOR OUR CUSTOMERS."
Anders Tollsten, ABB Automation Technology Products


FROM PILOT TO ROLLOUT
First, Adcore created a pilot site with front-end functionality only. Thanks to Intershop Enfinity, this classic online-shop concept was so effective that ABB Technology Products became even more eager to have the full B2B system online as early as possible. Adcore rose to the challenge, taking less than 5 months to complete work on the complex Business Online application with its inventory of around 14,000 products. During the design phase, many of the ideas for the functionality of the site were inspired by the capabilities of Intershop En-finity. "At first, we hadn't even considered some features," explains Tollsten. "It was only when we became fully aware of what Intershop Enfinity could do that we uncovered numerous other functions that would be useful for our customers." Following a four-week test phase with three pilot clients, during which the stability of the ABB solution was confirmed, Adcore rolled out the finished system with both Eng-lish and German user interfaces. The Business Online system then went live successfully in Germany, Sweden and Denmark. Within a short space of time, more than 200 OEM customers had switched to using the system.

PERSONALIZED, TRACEABLE AND EASY TO USE
"Our aim was to change the supply process between ABB and its customers, making it much more streamlined and efficient," says Christer Wallin of Adcore. The first stage was therefore a detailed analysis of ABB's customer requirements in order to create an e-business solution uniquely tailored to ABB and its customers. "To be able to deliver the project in time and according to ABB's requirements, we decided to recommend Intershop Enfinity as the suitable product for the project." adds Wallin. Individual users - including OEMs, end customers, distributors and suppliers - can now set up their own personalized Business Online interface and content quickly and easily. From the 14,000 products and components available on the site - which in turn can be combined to create literally millions of configurations - customers can create their own personalised product catalogues for specific motor configurations. Customised content also includes technical information on individual items as well as details of product availability. The system can even compare the performance of a customer-configured or standard motor configuration with that of alternative products on the site.


16

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                                                            [Photo Appears Here]

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Rapidly  applicable,  highly scalable and
extremely flexible: three convincing features that make Enfinity the obvious choice.


Once an order has been entered, the customer can track its status in real time until it is finally shipped. As such, becomes the entire order management process completely transparent to the customer. If a customer orders a product that ABB sources from another manufacturer, the order is forwarded quickly and seam-lessly to the external supplier. Intershop En-finity also supports mobile access to the Business Online system from WAP phones and personal digital assistants (PDAs). According to Tollsten, "mobile access is certain to become an increasingly important factor in the years ahead." Apart from the integrated motor configuration functionality, which can only be accessed using a conventional Web browser, all features and products on the ABB system are also available to mobile users.

LEAD TIMES CAN BE SLASHED BY FOUR WEEKS
Thanks to its new e-business solution, ABB Automation Technology Products has achieved crucial reductions in cost, lead times and error rates across the entire supply chain. The time required from receipt of order to shipment of motors with customised shafts for example, has now been slashed from six weeks to just two. With its intuitive and user-friendly interface, the Business Online system has also minimised the number of input errors made by customers. By ensuring greater accuracy in this way, Enfinity is now generating considerable time and cost savings for both ABB and its customers. The system also enables customers to access product information, operating instructions, technical drawings and test data. With its powerful customer-oriented functionality, the solution is delivering maximum customer acceptance and satisfaction, thereby strengthening loyalty among all customer groups. The site also opens up a range of new marketing channels for ABB, and facilitates the acquisition of key customer data.

"INTERSHOP  ENFINITY - THE RIGHT  DECISION"
"Our decision to choose Intershop Enfinity has been fully validated," says Tollsten. "I was also delighted to see Enfinity achieve an number one ranking in the recent e-business report by Forrester Research." With its scalability and Java/XML-based architecture, Intershop Enfinity also offers built-in expandability for the Business Online system. Despite the comprehensive range of integrated functionality and the large number of transactions processed on the site, the system has proved totally robust and remains fully scalable. What's more, Intershop technology even supports the EDI data-exchange method used by many ABB customers. Following on from the successful rollout, there are plans to enhance interactivity with customers by implementing new features such as chat room functionality. Customers will then be able to contribute to the development of new ABB products by discussing new ideas, suggestions for improvements and visions for the future.

http://online.abb.com/motors&DRIVES


|  Letter  |  Highlights  |  Solutions |  CUSTOMERS  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                      17

                              [Photo Appears Here]


VERBUND AG TRADES ELECTRICITY B2B USING ENFINITY

Verbund AG, the Austrian market leader in the generation, distribution and supply of electricity, is using its austrian-power.com platform to accelerate the diversification of its customer base. Based on Intershop Enfinity, it took Verbund AG just a few months to create a complex set of IT tools for selling electricity online to business customers. Incorporation of the risk management process and phased integration of the new solution into the existing backend system spell a real competitive advantage right across the European market. Deregulation of electricity markets has resulted in a dramatic increase in competition, with prices in some cases plummeting almost overnight. The reality of today's marketplace is that suppliers can no longer maintain their margins, leading to a drive for greater efficiency and market transparency. Verbund AG is responding to this challenge by accelerating the diversification of its customer base. To succeed, this strategy calls for a distribution and sales channel that allows rapid large-scale penetration both geographically and within individual market segments. "The Internet is the obvious answer with a project like this," says Christian Kern, head of strategic marketing at Verbund AG.

RISK MANAGEMENT BUILT-IN
"The main challenge associated with adopting an e-commerce solution is ensuring adequate risk management, and not so much the organisation of the process chain. Unlike books or car tyres, we're dealing with a product whose price changes by the minute. We're talking about fluctuations of literally several hundred percent within a single day," explains Kern. "Without effective risk management our prices could be out of line with the market, so we either lose money or lose customers because they're being charged too much. It's crucial that we incorporate our risk management process into the online solution."

ELECTRICITY FOR EUROPE - FROM A SINGLE SOURCE
"Our customers include both companies that deal in electricity and industrial users, with Germany being almost a second home market for us," says Kern. The aim is that in future business customers of all sizes, from small workshops to major corporations and municipally-owned utility companies, will be able to meet their electricity needs reliably and efficiently using austrian-power.com. The potential is huge: Verbund AG sees a market of 200,000 businesses in Austria and several million in Germany, and is also looking beyond the German-speaking countries where it has


18

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Fulfil new requirements rapidly and unproblematically

                                            with the Visual Pipeline Manager.


traditionally been active. In line with the company's strategic objectives, austrian-power.com plans to target business users throughout Europe in the coming years.

THINKING OUTSIDE THE BOX
Consumption of electricity varies by customer type and time of day, leading to different demand profiles. Since unlike books electricity cannot be stored, generating capacity has to be continually matched to demand. Being caught without sufficient capacity means buying in expensive "outside" electricity to keep customers happy. To make sure austrian-power.com gets it right, a team of four mathematicians was deployed to come up with all the necessary algorithms for the new platform. After entering five parameters and being assigned to a customer-specific consumption cluster, each customer will be offered the product they need at a fair price and in realtime. Kern is already convinced of the benefits: "This platform gives us a real competitive advantage throughout Central Europe."

Strong partners build on Intershop Enfinity "When it came to consultancy and implementation, we decided to go with Pricewaterhouse-Coopers Vienna and integrator TWENTY FOUR SEVEN because of their ability to deliver reliably and efficiently. On the software side, the only serious contender was the proven global standard, Intershop Enfinity," says Kern. Walter Boltz of PricewaterhouseCoopers Management Consulting adds: "The most important selection criteria in implementing this e-business solution were the performance and flexibility of the software. PricewaterhouseCoopers believes that Intershop Enfinity is a good basis for implementing Verbund's e-business strategy." Andreas Jahn, CEO of TWENTY FOUR SEVEN, puts it like this: "This platform came out of the very first projects with flying colours, offering stability and exceptional performance even when handling high traffic volumes. Thanks to use of the state-of-the-art Java and XML standards, there are no system limitations on the planned expansion of the solution, and even in this first version we extended Enfinity's Java Class Library from 120 to 180 classes. Modelling of intra-company authorisation processes, special TAN number generation and flexible purchase limit monitoring are examples of cartridges programmed specifically for this application.

Comprehensive scalability and flexibility are crucial to the success of austrian-power.com. The Enfinity Management Center with its Visual Pipeline Manager is a major aid to the rapid, painless implementation of new requirements. It all adds up - Intershop Enfinity is clearly the right e-business platform for tackling a project of this size."

INTERSHOP ENFINITY TIES IT ALL TOGETHER
Verbund AG uses a complex set of IT backend tools, from a risk management package to integration into other business processes such as SDK's EULVIS billing software and an SAP R/3 ERP system. Kern sums up thus: "Deploying an Intershop Enfinity-based platform gives us an efficient way of tying all the existing tools together, from sales through billing and production. We expect the investment in this project to pay for itself within the first year."

www.austrian-power.com


|  Letter  |  Highlights  |  Solutions |  CUSTOMERS  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                      19



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"E-commerce in general and Intershop Enfinity
in particular are critical for our success."

                                                                       INTERSHOP
                                                                        ENFINITY


EXTR@NET AND ENFINITY AS BLAUPUNKT'S EUROPEAN B2B PLATTFORM

As one of the world 's leading vendors and innovators of car stereo and mobile communications systems, Blaupunkt is offering its retail channel a comprehensive e-business solution, Extr@Net, based on Intershop Enfinity. High acceptance by Blaupunkt 's partners and a steadily increasing stream of revenue helps position the company at the forefront of innovative business-to-business e-commerce.

The history of Blaupunkt - "Blue Dot" in Eng-lish - dates back to 1923. Radio was exciting and new and a company named Ideal became known for producing high-quality headsets. After rigorous testing, each unit was marked with a blue dot, indicating it had passed quality testing. This symbol became so popular with consumers that it also became the company name in 1938. Today, Blaupunkt produces more than 5 million car radios and 400,000 navigation systems annually and has sold more than 100 million car audio systems since the first model came off the assembly line in 1932. A subsidiary of the Bosch group with 7000 employees worldwide, Blaupunkt owns a defining role for car stereo technology that integrates mobile telephony, traffic message channels, voice controlled navigation systems that process digital traffic reports to calculate optimal driving routes automatically. True to it's high-tech pedigree, the company embraced Intershop e-commerce technology to simplify processes and reduce operating costs for doing business with its strong network of channel partners. The solution, Extr@Net, won the Bosch e-commerce award for 1999. Then, in 2000 Blaupunkt won a second award: The prize for 'Innovative e-commerce applications in Lower Saxony'.

INTERSHOP SATISFIES EXTR@NET'S MULTIPLE NEEDS
Starting in July of 1998, Blaupunkt moved aggressively to implement a flexible and robust solution for resellers that had to satisfy multiple requirements including shopping basket functionality, 24/7 availability, online checking of order status, distribution of digital marketing collateral and technical information, delivery of up-to-date product information, promotion of merchandizing collections and the integration of BIRDS, the Bosch Integrated Retail and Distribution System. "We realized early on that EDI and BTX were limited technologies, therefore we looked at e-commerce to intensify the customer ties and simplify business with our retail channel," said Andreas Franke, e-commerce project manager at Blaupunkt.


20

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                              [Photo Appears Here]


"Intershop was a logical choice because the standard product already offered many key features as well as the open architecture to integrate parts of our modular distribution information system which is based on SAP R/3 and exchange relevant order data between the mainframe and the store front. Explaining the rapid growth of Extr@Net, Franke points out that the techno-savvy partners "jumped on the Internet to submit orders," which led to encouraging results in the early stages.

BLAUPUNKT  CUSTOMERS  ACCEPT  E-COMMERCE
Marketing initiatives such as free shipping and sharing a percentage of online revenue with the outside sales force have lead to steep and steady inclines of Extr@Net's number of users, log-ins and orders. Today, approximately three quarters of Blaupunkt's customers are registered users and orders placed via Extr@Net now account for 30 percent of Blaupunkt's total revenues and order value. During the first 12 months of production, more than 12,000 orders were submitted, a number that has increased to 40,000 during the year 2000. "Our goals for Extr@Net were ambitious," said Nikolaus Hogreve, Blaupunkt's director of inside sales for Germany. "We wanted all of our distributors and 75 percent of authorized Blaupunkt resellers use the system, to increase order value and to take half of all orders over the Internet." The key benefits of e-commerce for Blaupunkt include the reduction of operating costs, the simplification of order processing, increased convenience for customers and the elimination of redundant data entry to free up man power for more customer-oriented activities in marketing and sales. "We are distributing an extensive library of photos and text through Extr@Net as well as technical drawings for ordering spare parts," said Franke. "Our ambition here is to completely eliminate the need for printed documentation over the coming years."

EXTR@NET AND ENFINITY SUCCEED INTERNATIONALLY
Confident with the acceptance and usage of Extr@Net in Germany, Blaupunkt decided to roll out the solution internationally. Taking advantage of Intershop Enfinity's multi-currency and language support, Extr@Net is already in production in Switzerland, Austria and Por-tugal. Other countries and regions that are scheduled to go online during 2001 include Belgium, Netherlands, Hungary, United Kingdom, Italy, France, Spain, Greece and Scan-dinavia. "The competition in our industry is fierce, therefore we are always looking to gain the competitive edge", noted Hogreve. To expand the role of e-commerce across the distribution and retail channels, Blaupunkt required an electronic commerce platform that offers international language packs, multicurrency support and easy integration with ERP systems through cartridges. Blau-punkt also considers using Intershop to support a sell-indirect business model, hosting e-shops that enable their channel to sell to consumers. "Intershop Enfinity and our own hardware-independent modular e-commerce application tools enable us to deliver on the promise to expand Extr@Net worldwide," said Franke. "After all, electronic commerce does not know borders."

www.blaupunkt.de


|  Letter  |  Highlights  |  Solutions |  CUSTOMERS  |  Employees  |  Share  |
Financials  |  Structure  |  Glossary  |                                      21



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 ...work









22


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for you


Our employees are our most important asset. Intershop therefore goes to great lengths to ensure that employees are comfortable in their working environments and able to perform their jobs under the best possible conditions. We place great value on internal communication and teamwork between our locations worldwide and the various functions.

There is no set way of doing things in the innovative Internet software market - we set our own standards and expect our employees to embrace responsibility and contribute ideas of their own. Working at Intershop involves high levels of flexibility and innovation, coupled with ongoing personal development.

INTERNATIONAL TEAMS
At Intershop, we do not just talk about having an international outlook - everything we do reflects the reality of Intershop as a global corporate organization. Functional and regional responsibilities necessitate networked cooperation around the globe. Our project teams are often made up of employees of different nationalities based in different offices worldwide, creating an environment where local knowledge can be exchanged while at the same time building an international corporate culture. Regular telephone and e-mail contact between employees and a global videoconferencing system provide an efficient means of communication at international level.

Our Global Exchange Program is designed to further promote an international exchange between locations, allowing the transfer of technical know-how and nurturing a global corporate culture. For the individual employee, this program makes it possible to gain useful international experience. Establishing new offices in other countries is also an important opportunity to transfer our employees' knowledge, while offering individuals new creative scope to take on more responsibility for the business.

[side bar]

Teamwork across departmental and national borders is a feature of work at Intershop. Our global structure requires an intensive exchange of information between product development, services, marketing and sales staff. That is especially true when it comes to the requirements of our customers. Todd Burkhalter, an American business consultant with Intershop, and his German colleague Klauspeter Michel, Director of Consulting, both operate out of Jena - here in front of the new Intershop Tower - on international customer projects.


|  Letter  |  Highlights  |  Solutions |  Customers  |  EMPLOYEES  |  Share  |
Financials  |  Structure  |  Glossary  |                                      23



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                          LONDON                                        HAMBURG

        CUSTOMER SUPPORT                           FINANCE

NEW YORK         HUMAN RESOURCES                                        PARIS

                                                   SAN FRANCISCO


LEVERAGING NEW COMMUNICATION CHANNELS
Intershop's rapid growth requires continual changes to our organizational structure. In each case, we follow the key principle of preventing the emergence of any barriers to communication. Information channels and organization structures are therefore always put in place at the same time. Every employee is provided with the maximum possible information, ensuring transparency and a high level of corporate identification for each individual. In addition to local information events such as the weekly meeting for all employees, we have also created new virtual communication forums. A "virtual company meeting" once a month gives all employees the opportunity to discuss current issues concerning the company's development directly with management through web conferencing.

A number of technical departments have actively extended the company's intranet, allowing employees to obtain current information at all times.

RECRUITMENT SUCCESS
2000 saw a sizeable increase in staff numbers. We more than doubled the number of personnel by successfully hiring over 650 new employees worldwide. Mentor and "buddy" programs facilitate the integration of new employees into the respective teams, with on-the-job training being the standard approach. After several days of induction training in Jena, new employees receive training within their future work environment, enabling them to rapidly develop the necessary skills and know-how to take on more responsibility at the earliest possible stage.

Our Web site and other Internet recruitment sites have become the most important recruiting channels for technical staff, with some 85% of all applications now being received online.

Our recruitment activities are focused on Germany, our domestic market. However, a special program has also been put in place to hire applicants from outside Germany who will then spend 2 years with Intershop in Germany. This initiative has enabled Intershop to access a larger pool of candidates, especially in the field of software engineering.


24

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                  SYDNEY                                    CONSULTING

SALES                         PRODUCT DEVELOPMENT                         JENA

      MARKETING                                         TRAINING

                    HONG KONG


TRAINING A HIGH PRIORITY
At Intershop, our employees have a stake in the rapid growth of global e-business. At the same time, we also seek to promote their ongoing professional and personal growth by offering a broad spectrum of training and further education opportunities. Intershop places particular value on customized training programs that ensure maximum success for each individual. Personal assessment meetings held every 6 months between employee and supervisor are used to agree what training should be undertaken. Intensive multi-week courses covering the areas of product development, consulting, sales and marketing allow new employees, in particular, to prepare quik-kly and effectively for their new position. Foreign language courses as well as numerous training offerings covering communication and presentation techniques and personnel management skills round off our employee training program.

MODERN WORKING ENVIRONMENT
Intershop is committed to building the digital economy, and this vision is already a daily reality in our working lives. Written communication and information processing take place directly online, with every effort being made to eliminate paper. As a leading player in the e-business technology sector, we naturally also provide our employees with state-of-the-art equipment. Our international offices, most of which are located in attractive cities, offer a modern working environment. The new Intershop Tower in Jena, our worldwide R&D facility, provides our software engineers with an efficient communication infrastructure and building technology controlled via a Web interface. In addition to investing in the best-possible technical equipment for our employees, we have taken many other steps to make the environment in this exciting new building as attractive as possible, and the same applies to our other sites. We offer fitness and sports activities as well as quiet rooms so that employees can take a break and recharge their creative batteries.

FIRST EMPLOYEE SURVEY
In mid-2000, we conducted our first digital employee survey for European employees, with the aim of developing a human resources strategy that better meets the needs of our employees. All employees in Germany, Eng-land, France, and Scandinavia were surveyed. Based on the excellent response rate, we are now planning a new employee survey worldwide for the end of 2001.

After evaluating the results of the survey, action was taken to further increase employee satisfaction. A key element is a complex project to introduce a personnel development concept. Every role across all Intershop divisions and departments will be recorded, together with the associated personal and technical requirements. This will enable each employee and team leader to draw up a clear development path and career plan. Our employees can also choose between management and technical career tracks, in recognition of the fact that technical experts in our product development department in particular play a key part in the company's success.

www.intershop.com/careers


|  Letter  |  Highlights  |  Solutions |  Customers  |  EMPLOYEES  |  Share  |
Financials  |  Structure  |  Glossary  |                                      25

[side bar]


 ...share


SHARE DATA
Initial Public Offering
Stock exchange                             Frankfurt Stock Exchange, Neuer Markt
First day of trading                                               July 16, 1998
Offering price (split-adjusted)                                        Euro 3.41
Type of share            Ordinary shares of no par value (value Euro1 per share)
SIN code                                                                  622700
Symbol                                                                       ISH
Indices                                                                 Nemax 50

Stock price as of February 28, 2001                                    Euro 6.16

Performance to IPO price as of February 28, 2001                             81%
Performance 2000/NEMAX 50                                            (42%)/(44%)
0 daily trading volume (February 2001)                        1.2 million shares
Market capitalization as of February 28, 2001 (diluted)          Euro632 million

Outstanding shares as of December 31, 2000                            88,003,016
Diluted shares as of December 31, 2000                               102,532,516

Stock splits
August 23, 1999                                                              1:3
August 16, 2000                                                              1:5

Secondary Listing
Stock exchange                           NASDAQ Stock  Market's  National Market
First day of trading                                        September  29,  2000
Offering  price                                                  $32.09  per ADS
Type of  share                                American Depositary  Shares  (ADS)
Ratio ADS : Ordinary  shares                                                 2:1
Symbol                                                                      ISHP
Indices                                                   NASDAQ Composite Index
Depository bank                                                         Citibank


INVESTOR RELATIONS A PRIORITY
Intershop investors share our vision of the digital economy, which Intershop is helping to shape. As a listed company with dynamic growth, we are dependent on the trust of our investors. Intershop therefore strives to keep its investors informed and up to date on its strategies and their implementation. Long term investors have the opportunity of benefiting with us from the market potential for e-business technologies.

Active investor relations are a fundamental part of Intershop's corporate strategy. The timely communication of detailed information via the Internet is just as important as the regular exchange of information with investors and analysts. Quarterly reports, telephone conferences, press releases, and newsletters are all part of our ongoing communication with investors to keep them updated on corporate developments. We also discuss our objectives and strategies face-to-face during roadshows, investor and analyst conferences, and in one-to-one meetings. Throughout, Intershop has a strict policy of treating all investor groups equally. An internal disclosure policy was drawn up in 2000, ensuring that information is distributed fairly to all market participants. In 2000, several respected publications commended Intershop for its investor relations. This included receiving the European award for "Best Investor Relations of a New Market Company" (Investor Relations Magazine/Financial Times) in October 2000.

                              [Graph Appears Here]


SHAREHOLDER STRUCTURE
as of Dec. 31, 2000 (fully diluted), in %


                            [Pie Chart Appears Here]



* Stephan Schambach, Wilfried Beeck, Karsten Schneider


SUCCESSFUL CAPITAL INITIATIVES
After going public on the Neuer Markt of Frankfurt Stock Exchange in July 1998, Inter-shop's IPO on NASDAQ, the U.S. stock market for technology stocks, represented another milestone in our corporate history. On Septem-ber 27, 2000, 1,675,000 stocks were successfully placed in the form of 3,350,000 American Depository Shares (ADS) and trading commenced on the NASDAQ. Intershop is now also subject to the relevant U.S. regulatory authorities. In addition to the primary objective of improving our competitive edge in the U.S. market, this second listing allowed Intershop to access new groups of investors whose activities are limited to shares listed in the U.S. Ahead of the IPO, 500,000 shares (split-adjusted) were placed privately in August. On August 16, 2000, share capital was quintupled from corporate funds, with the number of shares increased by the same factor, in accordance with the resolution of the general shareholders' meeting of June 27, 2000. This equates to a 1-for-5 stock split.

MAJOR SHARE PRICE FLUCTUATION
The Intershop share price was heavily influenced in 2000 by the often extreme fluctuations on the international stock exchanges. In the first quarter, euphoric sentiment among investors drove prices up sharply, particularly for high tech and Internet stocks. In mid-March, a broad-based correction set in that has continued into 2001. Due to negative news from many companies and a process of consolidation in the New Economy sector, share prices then fell much further as the year progressed than many market players had anticipated. Despite better-than-expected half-year results for 2000, Intershop's share price was also hit by this downturn.

In the second half of 2000, Intershop's share price came under additional pressure due to third quarter results that fell below the expectations raised by the first half year, due to short-term investments in marketing and acquisitions. At the beginning of 2001, the Intershop share price plummeted dramatically on the back of a warning by the company that fourth quarter revenues and results would be significantly below its own estimates because of unexpected order cancellations which became known at the end of the quarter. As part of a commitment to providing complete and timely information, investors were then informed of the company's situation and of its plans to improve earnings by the end of 2001.

www.intershop.com/investor


|  Letter  |  Highlights  |  Solutions |  Customers  |  Employees  |  SHARE  |
Financials  |  Structure  |  Glossary  |                                      27

[side bar]

 ... provide

         figures)



                           [Remainder of page blank]

               [Full Page Of Financial Summary Graphs Appear Here]

GROUP MANAGEMENT REPORT AND MANAGEMENT REPORT AG | 29

CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
     REPORT OF INDEPENDENT AUDITORS | 42
     CONSOLIDATED BALANCE SHEETS | 43
     CONSOLIDATED STATEMENTS OF OPERATIONS | 44
     CONSOLIDATED STATEMENTS OF CASH FLOWS | 45
     CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMBLE
     PREFERRED STOCK AND SHAREHOLDERS'EQUITY | 46
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 48
     DIFFERENCES BETWEEN U.S. GAAP AND GERMAN LAW | 72

FINANCIAL STATEMENTS AG (GERMAN GAAP)
     BALANCE  SHEET AG | 74
     STATEMENTS OF OPERATIONS AG | 75
     NOTES TO THE FINANCIAL  STATEMENTS AG | 76

REPORT OF INDEPENDENT AUDITORS | 84

REPORT OF THE SUPERVISORY BOARD | 85









Intershop Communications reports consolidated financial statements according to U.S. GAAP and financial statements for the German holding company, Intershop Communications AG, according to German GAAP (HGB).

GROUP MANAGEMENT REPORT AND MANAGEMENT REPORT OF INTERSHOP COMMUNICATIONS AG

OVERALL ECONOMIC SITUATION
Commercial use of the Internet by both corporate and private users is becoming ever more widespread, and is also triggering structural changes in the business world. Whereas the Internet was initially seen primarily as an additional sales and marketing medium, e-business has today become a central element in the corporate strategy of an increasing number of companies. More and more manufacturers and other businesses are re-organizing their business processes around the Internet instead of simply providing content on and access to the World Wide Web. The greatest motivators for moving business processes onto the Internet are: increasing market reach by using multiple online distribution channels, improving customer relationships and customer service, and cutting costs by automating business processes.

In 2000, more than US$650 billion were traded over the Internet in 2000 (source:
Forrester Research, 2000), the majority of which were business transactions between companies (business-to-business). There was a correspondingly strong demand for e-business technologies. According to estimates from leading market research firms, corporate spending on e-business software more than doubled in 2000 over the previous year, while IT investment increased overall by only 12% (source: surveys by Morgan Stanley Dean Witter and Merrill Lynch). Researchers at IDC put total license revenues worldwide for e-commerce applications at US$4.95 billion with US$3.2 billion generated by North America, US$1.1 billion by Europe, and US$0.4 billion by Asia/Pacific. IDC estimated that in 2000, Internet sales software market to be US$1.5 billion in 2000.

The first few months of 2000 saw the market riding a wave of optimism as new Internet business models were introduced and many dot-com companies were launched. Although the overall market remained strong, demand for e-commerce software slowed in the second half of the year. The first signs of consolidation in the e-commerce sector became apparent, as available funding for numerous dotcoms slowed dramatically. As a result, established companies felt less pressure to make e-commerce decisions and investments and the sales cycle for such products increased significantly. In addition, the worsening state of the overall economy had a negative effect on companies' willingness to invest, especially in the latter of the year. This trend was strongest in the U.S. and Asian markets.

Today, there continues to be an increasing demand for high-performance, standards-based software solutions to manage online business between companies and their business customers, as well as between companies and consumers. These solutions must support the leading Internet technology standards, to allow easy integration with existing IT systems, and be flexible enough to adapt to existing and emerging business processes. In addition, many companies are looking for component-based systems that offer the ability to create modular solutions tailored to specific needs. Despite the fact that more and more new companies, including established software providers from different segments, are entering the e-business software market, direct competition remains relatively low. This is because the market is still in an early phase of development, and only a small number of providers can meet customers' demanding requirements.

[side bar]

This management report contains forward-looking statements about expected 2001 revenue and earnings, changing market strategies, demand for electronic commerce software and related services, expanding sales in the company's traditional market and anticipated demand for new offerings. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. The risks and uncertainties include, but are not limited to, the following: business conditions and the general economy; changes in distribution choices and channel partners; competitive factors; sales and marketing execution; shifts in technologies or market demand. Additional information covering factors that could cause results to differ materially from projected statements can be found in Intershop's prospectus dated September 28, 2000, filed with the Securities and Exchange Commission as well as in the risk factors section of this management report.


|  Letter  |  Highlights  |  Solutions |  Customers  |  Employees  |  Share  |
FINANCIALS  |  Structure  |  Glossary  |                                      29

The growth of the market for outsourced software (application services) has also been encouraging. Small and mid-sized companies in particular are increasingly outsourcing their IT systems to Application Service Providers in order to reduce infrastructure and maintenance costs. This trend has led to a corresponding demand from Application Service Providers for strong, scalable e-business solutions that can be operated from a central location and sold or leased to other companies.

CORPORATE EXPANSION
In 2000, Intershop continued its focus on innovative products for e-business in order to derive benefit from the growing demand for e-business software. Intershop continued to address this market demand through a network of international distribution and technology partners as well as growing the Company's own global presence. This strategy enabled Intershop to further strengthen its position as one of the world's leading suppliers of e-business software.

For Intershop, the year 2000 was marked by expansion in all sectors, and the company was able to significantly expand its business ecosystem, its network of customers, partners and employees. The number of software licenses sold and projects realized reached new record levels. The Company's revenue growth of 166% exceeded that of the market, and also outstripped Intershop's 1999 revenue growth of 159%. With the market performing significantly stronger in the first half of the year than we expected, investment in marketing, product development, and organization was ramped up - especially in the second half of the year - to extend our market position to ensure greater exposure to future market growth. Due to the downswing in the second half of the year, particularly in licensing and in our U.S. business, these investments resulted in a worse year-end result than anticipated at the beginning of 2000, with an overall loss being recorded despite the profits posted in the first half of the year.

SUCCESSFUL ENTRY INTO HIGH-END MARKET
Our successful entry into the market for sophisticated e-business enterprise solutions, with the introduction of Enfinity, marked a milestone in the company's development, building on Intershop's established position as a leader in the market for hosted e-business solution market with its Intershop 4 product line. Enfinity, based on industry standards such as XML and Java, was launched in the fourth quarter of 1999. Because of Enfinity's high level of flexibility and ease of integration, the product was extremely well received by industry analysts, customers, and implementation partners. Enfinity received top rankings in product comparison tests performed by leading market research companies in the U.S., the most highly developed market for e-business solutions, including receiving top marks in a study of the world's leading e-business platforms conducted by Forrester Research in November 2000.

Enfinity's success in addressing customer needs was also reflected in sales figures. Since its launch in November 1999, 249 En-finity platforms have been sold, 219 of them in 2000 alone. The average sales price for each platform has climbed significantly since the product's introduction, averaging just under

Euro 200,000 for the year 2000. Switching to a performance-related licensing fee structure in the middle of last year allowed us to better meet our customers' needs. Enfinity customers included both, major international corporations, as well as emerging market leaders with innovative business models such as electronic marketplaces. Due to Enfinity's relatively short implementation cycle most installations have already successfully gone live, despite the complexity of the solutions. Enfinity has also demonstrated its outstanding performance, with many of these installations handling several thousand transactions a day. In a benchmark test performed by Sun Microsystems in November 2000, Enfinity achieved top marks for performance.

These successes enabled Intershop to firmly establish itself as a leading player in this segment with strong credentials in the space of less than a year.

TECHNOLOGY  LEADERSHIP  THROUGH  FOCUS ON  PRODUCT  DEVELOPMENT
The ability to provide products at the leading edge of technology, that can be tailored to customer needs and can continually be adapted to match changing market requirements are essential for Intershop's ongoing success. Product development therefore plays a particularly important role at Intershop. At the end of 2000, some 420 software engineers were employed in product development and technical service departments at the company's main R&D facility in Jena. In October 2000, a new development center was opened in Jena that is providing software engineers with the best possible working conditions.

In addition, the acquisition of Owis GmbH and Subotnic GmbH enabled us to extend our technological expertise in the areas of object-oriented software development and content management. A central product management function is responsible for identifying future market requirements and translating them into appropriate product concepts. Regular contact with customers and partners ensures that experience gained from practical use of the products is incorporated into the product development program. Intershop Plaza, a private Internet-based portal that provides Intershop's customers and partners with permanent access to a range of services and information, was launched in October to further enhance communication between Intershop and its partners and customers.

The main achievements in the area of product development were new releases of the Inter-shop 4 product line and of Enfinity, porting these products onto additional server and operating systems, and the introduction of new pre-packaged interfaces to technologies from leading third-party software providers. In July 2000, the latest release of the Intershop 4 product line, Intershop 4.2, was launched as an outcome of our continuous product improvement. This product is targeted at Application Service Providers and providers of e-commerce hosting services that enable small and mid-sized companies to gain low-cost access to e-commerce. In addition to extensive new functionality, the >>Intershop 4 XML Interface Developer Kit<< was also launched for Intershop 4. Using an XML-based standard interface, it enables businesses to sell their products directly via electronic marketplaces and In-ternet portals. In February, an Intershop 4 interface to eBay, the world's largest online auction house, was unveiled.

The product development teams also continued to focus on enhancing Enfinity. In November 2000, a year after the product's debut, the second generation, Enfinity 2, was introduced. New functionality in Enfinity 2 includes pre-packaged integrations for connecting to electronic marketplaces and external Web sites, extended functionality through standard software for integrating third-party technologies, as well as increased performance through the use of multiple servers.

At the same time, the deployment scope of the Intershop 4 and Enfinity product lines was further expanded by developing versions for the most frequently used operating systems and server platforms, as well as versions in other major languages. Important milestones included the porting of Enfinity onto the HP UX server platform, completed in early 2001, and the development of a Japanese version of Enfinity, a requirement for entering the Japanese market, which was completed in November 2000.

In response to strong demand for electronic marketplaces, the Intershop Marketplace Tool-kit was introduced in May 2000, providing a solution that enables electronic marketplaces to be built within a very short timeframe. This solution is targeted primarily at integration partners, and comprises a range of Intershop products and services.


|  Letter  |  Highlights  |  Solutions |  Customers  |  Employees  |  Share  |
FINANCIALS  |  Structure  |  Glossary  |                                      31

In addition to the core products Enfinity and Intershop 4, Intershop's product portfolio also includes pre-packaged interfaces (cartridges) for connecting to complementary software from leading technology providers in order to offer customers end-to-end e-business solutions. Cartridges developed by Intershop include connections to the leading ERP software products, such as SAP R/3 and PeopleSoft, to electronic payment systems such as Cyber-Cash, and to electronic marketplace systems such as Commerce One. In addition, Inter-shop's technology partners developed additional cartridges for content management, customer relationship management, e-marketing, e-logistics and e-analysis, while also leveraging Enfinity's flexibility and open architecture to develop custom e-business solutions.

STRATEGIC DISTRIBUTION PARTNERSHIPS STRENGTHENED
In 2000, Intershop continued to strengthen its relationships with leading international companies in the e-business sector. A global strategic alliance was signed with Hewlett-Packard in May, relating to joint marketing of e-business systems. The agreement includes porting Enfinity onto the Hewlett-Packard server platform as well Hewlett-Packard using Enfinity for its internal and external e-business projects. The partnership with Hewlett-Packard has expanded, with Hewlett-Packard initiating a significant number of contracts over the course of the year.

In September, an alliance was forged with Commerce One covering joint marketing of electronic marketplaces. This partnership gives Intershop the ability to enable suppliers to connect to Commerce One marketplaces. The development of the corresponding pre-packaged integrations for Commerce One marketplace technologies for the Intershop 4 and Enfinity products provided the necessary technical capability, and within just a few months we were able to obtain the first reference customers for this new type of business model.

Additional alliances were forged with Intel, Sybase, and Compaq, which include Intershop products as part of the e-business offerings of these companies.

Intershop also made progress in expanding its international network of integration and distribution partners. The launch of Enfinity, which is easy to implement due to its open architecture and flexibility, helped Intershop to attract numerous system integrators and other e-business service providers as distribution partners. In 2000 alone, more than 10,300 consultants took part in training programs on Intershop products, with 8,000 of them trained on En-finity. These numbers demonstrate the high level of interest for Intershop products among distribution partners and will also help Inter-shop to successfully acquiring and implementing e-business projects via such partners.

SUBSTANTIAL INVESTMENT IN REPOSITIONING
Raising our profile in core regional markets and positioning ourselves in the market for complex enterprise software were important Intershop goals in 2000. To achieve this, In-tershop significantly boosted its marketing activities worldwide. As part of this repositioning exercise, a new logo and corporate design were introduced. Intershop presented its products and solutions at numerous trade shows and customer events, in association with its partners, successfully generating customer interest. In October, Intershop hosted Intershop OPEN 2 in New York, its second global user conference. More than 1,300 customers, partners, and developers from 54 countries participated in this exciting event, which was well received across the industry. To increase our brand profile in the highly competitive U.S. market, Intershop ran an extensive advertising campaign from July through September which included both television and print. Our short-term expectations regarding this campaign were not fulfilled. In support of our market debut in Asia, numerous press and partner events were organized, including a one-week press roadshow in Asia, which generated a significant amount of press coverage in late 2000.

WORLDWIDE EXPANSION CONTINUED
For Intershop, the year 2000 was marked by strong organizational growth in all areas. The recruitment of new employees was particularly significant as part of our global expansion strategy. Due to our market-leading position and reputation within the industry, Intershop was able to more than double the number of employees within a year. Numbers grew worldwide by 674 to 1,218 at the end of the year, with focus on recruiting in technical areas such as product development, consulting, support and training. In these areas, the number of employees rose from 336 to 623. The sales and marketing team welcomed 206 new employees, bringing the headcount up to 385 at the end of the year. The number of employees in administrative roles increased by 132 to 210. At the end of the year, 72% of employees were deployed in Europe, 21% in the U.S.A., and 7% in Asia/Pacific.

Management and organizational structures were modified correspondingly to match the internal growth of the company. At executive management level, roles and responsibilities were re-defined at the beginning of the year. In addition to having executives with global responsibility for product development, marketing, finances, and IT, separate roles were created to manage the three main markets -Europe, North America, and Asia/ Pacific. This step was aimed at allowing central control of business in these regions, and the positions were filled with experienced managers, from within or outside of the company. During the course of the year, there were two changes at executive management level in the U.S.A.

At the same time, we continued to drive regional expansion forward, with a strong focus on Asia and the Middle East, where we established offices in Korea, Taiwan, Japan, and Dubai. In Europe, new offices were opened in Zurich, Berlin and Ilmenau, Germany, with the latter two being due to acquisitions.

TWO SUCCESSFUL ACQUISITIONS
In July 2000, Intershop acquired Owis GmbH of Ilmenau, Germany, a company specializing in the development of tools for object-oriented software engineering. Through this acquisition, Intershop gained 90 employees, 70 of whom are software engineers with specialized skills and project experience in the field of object-oriented software engineering. The purchase price of approximately Euro 4.9 million was paid half in cash and half in shares of Intershop Communications AG.

In August, Intershop also acquired 100% of Subotnic GmbH, a specialist developer of content management software headquartered in Berlin. The purchase price of approximately Euro 20 million was paid in shares of Intershop Communications AG. In December 2000, Subotnic was merged with Intershop Software Entwicklungs GmbH and integrated into the product development group.

Integration of these two acquisitions was successfully completed within just a few months.

[side bar]

                     [Flow Chart and Pie Chart Appear Here]


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FINANCIALS  |  Structure  |  Glossary  |                                      33

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SUCCESSFUL LISTING ON NASDAQ
In August, share capital was quintupled from corporate reserves, and the number of shares increased by the same factor, in accordance with the resolution of the general shareholders' meeting of June 27, 2000.

In September 2000, Intershop achieved a new milestone in its corporate history with its initial public offering (IPO) on NASDAQ, the U.S. stock market for technology stocks. The company has been listed on Germany's Neuer Markt since July 1998. The primary goal of the second listing, which was linked with a capital increase, was to improve Intershop's competitive position in the U.S. market. In March 2000, share capital was increased by 2,175,000 shares (split-adjusted) from authorized capital. Of these shares, 500,000 shares (split-adjusted) were privately placed due to the uncertain outlook on the stock market. The resulting net proceeds amounted to Euro 39 million. At the end of September, the remaining 1,675,000 shares in the form of 3,350,000 American Depository Shares (ADS) were successfully placed and trading commenced on the NASDAQ Stock Market. The resulting net proceeds amounted to approximately Euro 112 million.

RISING REVENUES DUE TO ENFINITY
Revenues in 2000 rose by 166% to Euro 123.0 million, compared to Euro 46.3 million the previous year. Licensing activities generated 60% of revenues, up 151% from last year. The soaring revenues for software licenses are largely a result of launching new technologies. This applies in particular to Enfinity, with sales running at approximately Euro 43.0 million, corresponding to 58% of total license revenues in the first full fiscal year following its market debut. Intershop sold 219 Enfinity platforms, at an average price of just under Euro 200,000. Customers choosing Enfinity as their e-business platform included large international corporations such as Hewlett-Packard, Otto Versand, Compaq, Bertelsmann, Bosch, Man-nesmann Dematic, HB Fuller, Tchibo, ABB, Pechiney, Time Warner, Motorola, Unisys, Tele Danmark, Terra Networks, Wella, Shell and Deutsche Telekom, as well as innovative dotcoms and operators of electronic marketplaces such as BusinessMart, efoodmanager, mytoys.de, GloMediX, MarketJazz, allago, Mybau.com, Mercateo.com and Goodex.com.

Although sales and marketing activity in 2000 was focused on positioning Enfinity, license sales for the Intershop 4 product line also rose in comparison with the previous year, generating a substantial 42% (including cartridges) of total license revenues. Intershop has been a leading supplier of hosted e-commerce solutions for many years with its Intershop 4 ePages, Intershop 4 Hosting, and Intershop 4 Merchant products. Customers choosing Inter-shop 4 products in 2000 were primarily Application Service Providers, telcos, and Commerce Service Providers, including PSINet, Intel, Telecom Italia, Etisalat, Sparkasse Leip-zig, Sparkasse Karlsruhe, and Telia. The number of Intershop 4 e-commerce site licenses sold increased from approximately 100,000 to approximately 340,000, with 150,000 licenses being part of one single large contract (PSINet).

Distribution partners made a significant contribution to the development of our business. Overall, distribution partners directly generated 52% of total license revenues.

Service revenues including miscellaneous revenues rose 192% to Euro 48.9 million and thus contributed 40% of total revenues. The increase in services was due to increasing implementation, support, and training activity resulting from the growing license business and the introduction of new technologies, which distribution partners were not yet able to implement unaided.


34

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[side bar]

                   [Two graphs and one pie chart Appear Here]


BUSINESS  IN EUROPE  SUCCESSFUL,  BUT  WEAKER  THAN  EXPECTED  IN U.S.
Revenues increased significantly across all regions. Performance in Europe was particularly strong, with revenues climbing 171% to Euro 75.5 million. At 61%, the contribution of the European business to total revenues remained unchanged from the previous year. U.S. revenues also increased significantly, rising 116% to Euro 39.6 million. Toward the end of the year in particular, Intershop's U.S. business was hit by the reluctance of many companies to make IT investments in view of the worsening overall economic outlook, coupled with Intershop's weaker market penetration compared to its U.S. competitors. As a result, revenues in the U.S. in the 4th quarter of 2000 were considerably lower than planned. Asia/Pacific generated revenues of Euro 7.9 million in the first full year after Intershop entered the market in fall 1999, corresponding to approximately 7% of total revenues, despite a slowdown in the market for e-business solutions in the second half of the year.

93% MARGIN IN LICENSE BUSINESS
Gross profit rose 125% to Euro 74.3 million, with the gross margin in the licensing business increasing from 84% to 93%. The reason for this increase was that licensing fees were no longer payable for third-party database software because in the course of the year we stopped shipping Enfinity with database software as most customers already have such systems installed. The gross margin for services fell from 49% to 11%. This drop was due mainly to the major increase in service personnel. The overall gross margin fell from 71% to 60% as a result of the higher proportion of service revenues.

INVESTMENTS IN FUTURE GROWTH
In order to strengthen its competitive position in the expanding market for e-business software, Intershop continued to invest heavily in product development, sales, marketing, and organization. At 117%, however, the increase in operating expenses remained significantly below revenue growth. Sales and marketing expenses increased 118% to Euro 75.7 million and accounted for the greatest share of higher operating expenses. The rise in sales and marketing costs was due to the hiring of many additional employees in these areas as well as an expansion of marketing activities. These activities included an advertising campaign in the U.S., with costs of approximately Euro 7 million. Research and development expenses rose 43% to Euro 10.2 million, primarily due to the recruitment of new software engineers. General and administrative expenses rose 146% to Euro 27.6 million. This was a result of taking on additional personnel in administrative roles, expanding existing locations and setting up new offices, as well as an increase in allowances for accounts receivable in line with revenue increases. In addition, particularly at the end of the year, allowances for accounts receivable totaling Euro 6.1 million were posted, to safeguard against risks related to anticipated bad debts.
Amortization of acquired intangible assets, primarily relating to the acquisition of Owis GmbH and Subotnic GmbH, amounted to Euro 1.5 million in fiscal 2000.


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FINANCIALS  |  Structure  |  Glossary  |                                      35

[side bar]


OPERATING EXPENSES in million Euro

                              [Graph Appears Here]


Key for Graph

Cost of revenues           5.5       13.3   48.7
Research & Development     4.4       7.1    10.2
Sales & Marketing          18.4      34.8   75.7
General & Administrative   6.7       11.2   27.6
Other                      1.9       0      1.5
                           98        99     00

HIGH INVESTMENT LEADS TO LOSS
Since the unexpected declining revenue growth was insufficient to cover the increased rate of investment in the second half of the year, an operating loss of Euro 40.7 million was recorded for fiscal 2000 (against Euro 20.1 million the previous year). This loss came against a backdrop of small profits posted in the first and second quarters. As a percentage of revenues, the operating loss was down from 43% to 33%.

Other income and expenses totaled Euro 1.8 million (compared with Euro 1.7 million the previous year). All in all, the year ended with a net loss of Euro 38.9 million or Euro 0.46 per share, compared to a net loss of Euro 18.4 million or Euro 0.23 per share for the previous year.

When calculating the losses per share, Intershop Communications, Inc.'s exchangeable shares were no longer included; the previous year's figures have been restated accordingly.

NET CASH INFLOW OF Euro 72 MILLION
Cash outflows from operating activities came to Euro 41.9 million as compared to Euro 24.4 million a year ago. This was primarily due to the operating loss for the year and the increase in accounts receivable resulting from increased revenues. Cash outflows from investment activities amounted to Euro 49.4 million as compared to Euro 7.5 million a year ago. This amount reflects investments in computer hardware, software and office equipment amounting to Euro 20.6 million, which were mostly related to the hiring of additional personnel, expanding existing locations and setting up new offices, and investments in the money market of Euro 27.0 million. Cash inflows from financing activities, which particularly reflect proceeds from the issuing and placement of common stock, were Euro 161.8 million. Overall, there was a cash inflow of Euro 72.0 million.

IMPROVED ASSET STRUCTURE
Current assets increased Euro 115.8 million to Euro 156.5 million, or 75% of total assets. As a result of the capital increase, cash and cash equivalents (including marketable investments) increased Euro 99.5 million to Euro 111.6 million. Trade receivables rose by 59% to Euro 37.0 million, and thereby proportionately less than revenues. Working capital increased by Euro 111.2 million to Euro 121.2 million. Goodwill and acquired intangible assets were capitalized at the end of the year with a value of Euro 25.6 million.

Short-term liabilities roseEuro 4.6 million to Euro 35.3 million. Here, repayment of a shareholder loan and a decrease in deferred revenue were offset by an increase in accounts payable and accrued liabilities.

[side bar]

CASH FLOWS in million Euro


                              [Graphs Appear Here]

Key for Graph

Net cash provided by (used in) financing    52.7     9.8     161.8
activities
Net change in cash and cash equivalent      29.1     (22.1)  72.0
Net cash provided by (used in) operating    (21.0)   (24.4)  (41.9)
activities
Net cash provided by (used in) investing    (3.8)    (7.5)   (49.4)
activities
                                            98       99      00

Shareholders' equity increased Euro 151.1 million to Euro 174.0 million. Paid-in capital rose due to the capital increase from authorized capital, offsetting the higher operating loss. As regards shareholders' equity, share capital was increased from capital reserves by a factor of five in accordance with the resolution of the general shareholders' meeting of June 27, 2000. The equity ratio increased from 43% to 83%.

FOREIGN CURRENCY EXCHANGE RATE
Transactions carried out by our various operations are denominated in their respective local functional currencies and are translated into the reporting currency (the euro) at the end of the period. A significant portion of our business is conducted in currencies other than our reporting currency, and are not pegged to the euro exchange rate, the most important of which are the U.S. dollar and the pound sterling. Since regions that do not conduct business using the euro reported losses for 2000, the on average lower value of the euro had a negative impact on the company's operating results.

INTERSHOP COMMUNICATIONS AG HIGHLIGHTS
Intershop Communications AG is the parent company that controls the operational entities of the Intershop Communications group of companies. Intershop Communications AG is a corporation that is registered in Germany and publishes financial statements in compliance with the German GAAP. The company's main activities include the management of its holdings and assets as well as certain central functions for the Intershop group. The number of AG employees increased from 7 to 12 as an average for the year.

As part of our strategy to expand our regional presence, additional subsidiaries were established overseas in 2000 and included in the consolidated group. These include Intershop Communications Hong Kong Co. Ltd., Inter-shop Communications Korea, Intershop Communications Taiwan, Intershop Communications Singapore Pte. Ltd., Intershop Communications Japan, and Intershop Communications Australia Pty Ltd.

This expansion strategy resulted in operating losses for all subsidiaries in 2000, with their capital needs being covered through loans from the parent company.

As a holding company, Intershop Communications AG generates no revenues from sales. Due to the significant deterioration in earnings and shareholders' equity for Intershop Communications, Inc., the company's American subsidiary, exceptional write-offs amounting to Euro 88.7 million were recorded. This resulted in Euro 17.3 million in write-offs for the book value of Intershop Communications, Inc.,Euro 46.3 million in write-offs for receivables due from Intershop Communications, Inc., andEuro 25.2 million in write-offs for receivables due from Intershop Communications GmbH, which, for its part, is owed receivables in the same amount by Intershop Communications, Inc. Therefore, the company ended fiscal 2000 with negative earnings of Euro 89.3 million from ordinary business activities, compared to positve Euro 1.4 million a year ago. Euro 12.5 million in extraordinary income resulted from stock sales with a calculated proportion of 50,000 of the company's common stock. Extraordinary expenses resulting from our initial public offering on NASDAQ amounted to Euro
10.6 million. The annual net loss came to Euro 87.5 million, compared to last year's Euro 1.3 million profit for the year.

Non-current assets decreased from Euro 38.1 million in 2000 to Euro 29.7 million, which consisted exclusively of holdings in subsidiary companies. Due to allowances for accounts receivable, receivables from subsidiaries decreased from Euro 55.1 million to Euro 47.8 million. Cash and cash equivalents increased from Euro 6.4 million to Euro 98.0 million. Shareholders' equity rose from Euro 92.5 million to Euro 175.4 million. As a result of the conversion from capital reserves, common capital rose to Euro 88.0 million, compared to Euro 16.9 million from the previous year. Capital reserves rose to Euro 178.8 million due to capital increases and selling stocks. The equity ratio came to 99.4%. Loan repayments reduced liabilities to Euro 0.8 million compared to the previous year of Euro 7.6 million.


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FINANCIALS  |  Structure  |  Glossary  |                                      37

RISK FACTORS
Various risk factors could prove to be a threat to the financial situation, assets, earnings and existence of Intershop:

* The market for e-commerce applications is still relatively new and is subject to ongoing change. Even for the short term, future developments are therefore hard to predict. Accordingly, any forecasts carry a high level of uncertainty. For planning purposes, Intershop uses analyses available from market research companies as well as the information it obtains through its many contacts with other market participants. However, there is a fundamental risk that market trends may not be recognized in a timely fashion, and that management may fail to gauge the demand for e-business solutions with regard to customer requirements and volume correctly.

*  Intershop   competes   directly   with  other   providers  of   e-business
   technologies. In such a dynamic market, it must be assumed that new and existing providers will significantly improve their product portfolio and their sales operations. Intershop's market position could be threatened if it does not succeed in maintaining or improving its competitiveness with regard to the profile and quality of its products and services, and the manner in which they are marketed.

* Intershop's success in the market is heavily dependent on the technical performance of its products. Software faults that lead to restricted
   functionality   or  performance   of  existing  and  future   products  could
   considerably reduce the acceptance of our products.

* Intershop has taken extensive measures to protect the brand names it uses worldwide. Nonetheless, there is always a possibility that conflicts with third parties may arise concerning the use of individual brand names. In accordance with the prevailing standards in Europe, the programs and technologies developed by Intershop do not enjoy total patent protection. Although Inter-shop takes great care in protecting its intellectual property, it is impossible to rule out violation of property rights by third parties. It is also possible that third parties may take legal action against Intershop for violation of patents or other rights as happend in January 2001. Patent disputes are widespread in the software industry, particularly in the U.S., and are often associated with significant costs for court action or out-of-court settlements. Although Intershop is convinced that it has not violated any patents, it is impossible to rule out a negative impact on Intershop's operating results due to such claims from third parties.

* When choosing e-business software, customers base their decisions also on a provider's reputation and profile, not just on the performance of its products. Should Intershop fail to achieve the necessary profile and desired image with its target groups, this could have a negative effect on demand for Intershop products.

* Intershop's products are largely sold and implemented by IT sales and service companies. If Intershop does not succeed in training a sufficient number of these companies in the use of our products and attracting them as partners, it could negatively impact sales of the products.

* The success of Intershop's business also depends substantially upon the performance of executive officers and key employees, especially in the area of product development and sales. Failure to retain present employees and executive officers and to attract sufficient numbers of new personnel could have a negative effect upon the company's operating results.

* Licenses account for the greater share of Intershop's revenues. According to U.S. GAAP, software license revenues are recognized as such when sales agreements have been signed, the licenses have been delivered, the license fee is fixed and determinable, and payment is probable. If a sale includes services that are essential to the features and functionality of the software, revenues are recognized as such in proportion to the extent of completion of the overall project. In view of the uncertainty with respect to the length of sales and implementation cycles, which primarily depends upon our customers, revenues are subject to strong variation from one quarter to the next. Given that a small number of large contracts often account for a large portion of revenues, this effect can be very marked. Since operating costs are heavily dependent on the number of personnel employed at any one time and cannot therefore be significantly varied in the short term, this means that fluctuations in revenue may result in corresponding fluctuations in operating results.

* In the software industry, a large portion of license revenues are often not recorded evenly over a quarter, but rather toward the end of a quarter. This is due to the fact that in many cases contracts are not awarded until the last third of a quarter. Because license revenues are dependent on orders received from customers, uncertainty as to whether the planned revenue target will be achieved remains well into the quarter.

* Intershop earns a portion of its revenues from start-up companies. These companies have only a short history and limited liquidity, leading to uncertainty about their long-term viability and solvency. Also, established companies may refuse payment, even if there are no objective grounds to justify such a refusal. There is no guarantee that Intershop will be successful in any legal action to enforce payment. Although Inter-shop reviews its customers' credit status before posting revenues, an accumulation of higher than expected bad debts could negatively impact Intershop's financial situation and earnings.

* To a great extent, the operating and financial results of our operations are reported in local currencies that are not pegged against the euro exchange rate and translated into euros for inclusion in our consolidated financial statements. Since no hedging or other arrangements have been made to guard against the risk of currency fluctuations, currency fluctuations could affect the results of operations and Intershop's earnings.

* Up to now, Intershop has incurred a net loss each year and had a consolidated accumulated deficit of Euro 84.3 million as of year-end 2000. Plans to continue to invest in operational activities in order to strengthen the company's market position may also have a negative effect upon profitability in the future and reduce the company's liquidity. As of December 31, 2000, cash and cash equivalents (including marketable securities) came to Euro 111.6 million. Although the Management Board is confident that the current level of cash and cash equivalents is sufficient for financing future business development, it may be necessary, if losses persist, for Inter-shop to seek new funds through a capital increase or in the form of outside capital. If it is not possible to acquire sufficient capital, Intershop could be forced to delay, reduce or completely discontinue operations.

* As of December 31, 2000, after adjustments were made, accounts receivable due to the parent company Intershop Communications AG from affiliated companies came to a total of Euro 47.8 million. Although outstanding debts are considered as an intrinsic element of our assets, the possibility that these companies may not be able to repay these accounts cannot be excluded if they continue to report losses in the future. Furthermore, Intershop Communications AG has given Intershop Software Entwicklungs GmbH a letter of comfort covering lease obligations of Euro 33.3 million up until November 14, 2013.

RISK MANAGEMENT
Intershop's Management Board has anticipated these risks and taken appropriate measures. Important aspects of the company's strategy include a forward-looking product policy to anticipate developments in the marketplace and the future needs of customers, emphasis upon product development and the technological performance of our products. Also included in this strategy are ongoing efforts to boost the company's profile with the relevant target groups, the formation of new business partnerships and alliances, training for third parties who market, sell and deploy Intershop products, as well as measures to retain and recruit executive officers and key personnel, and providing the necessary organizational infrastructure.

Risks to the company's future development cannot be completely excluded, due to ever-changing market trends and the limited planning certainty with regard to the license business. Intershop has set up a risk management system in its various divisions to counter these risks. In the context of its strategic controlling activities, the company monitors market trends and the activities of its competitors on an ongoing basis and also makes use of the studies of leading market research companies. Inter-shop maintains a comprehensive system for project management and quality control in the area of product development, where risk awareness plays a major role. In sales and marketing, order opportunities are constantly being researched, assessed with regard to likelihood, and incorporated into revenue forecasts on a weekly basis. By involving the legal and financial departments at an early stage of the contract negotiations with customers, we are able to ensure that the criteria laid down in U.S. GAAP for recognizing revenues are observed from the start.


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FINANCIALS  |  Structure  |  Glossary  |                                      39

With Pivotal, SAP R/3 and Hyperion, Intershop uses the same systems for monitoring current business and trends worldwide. These systems permit an overview of the company's present and future situation at all times. Monthly and quarterly statements ensure that information on business trends remains up-to-date. In addition to annual budget planning, budgets are reviewed each quarter and adjusted if necessary. Ongoing accounting and controlling provides regular information on deviation between target and actual figures in the individual areas. In conjunction with the sales forecasts, which are updated on a weekly basis, a preview for the current quarter is generated several times throughout the quarter, although its accuracy cannot be guaranteed in general. In addition, management regularly analyzes the company's assets, financial position and earnings. Weekly, and sometimes even daily, meetings of the executive management team as well as further routine meetings of managers at regional or departmental level ensure that there is an efficient exchange of information and a rapid decision-making process. The Management Board informs the Supervisory Board at least once a quarter, but typically more often, about important corporate developments. Our internal guidelines for corporate governance, insider trading and disclosure ensure that legal requirements and stock exchange regulations, as well as international management standards, are observed.

The Management Board plans to continue improving Intershop's risk management system in the future. In addition to other issues, improvement will focus on ongoing reviews of the company's organizational efficiency as well as on the instruments used for corporate planning.

SUBSEQUENT EVENTS
After discovering at the end of December that a number of significant license orders which had been expected at the end of the year, especially in the U.S., would no longer be awarded, the Management Board issued a compulsory statement on January 1, 2001 warning that revenues and hence also results for the fourth quarter of 2000 would be considerably below market expectations. The effect on the market was that the Intershop Communications AG share price fell significantly.

In view of the disappointing revenue and operating results in the fourth quarter of 2000, the Management Board, in close cooperation with the Supervisory Board, drew up a program of initiatives to improve the financial situation. This package was made public on January 31, 2001, and contains the following key measures:

* Realignment of business activities in the U.S., with U.S. operations concen-trating on revenue-generating activity by intensifying strategic sales partnerships, as well as focusing on selected market segments in the business-to-business sector where Intershop has a clear comparative advantage over its U.S. competitors.

*  Increasing   efficiency   by   restructuring   the  global   organization,
   centralizing global functions in Germany, and exploiting the potential for boosting efficiency across all locations. These measures also included 200 layoffs worldwide by the end of January, particularly in marketing, service, and administrative areas. In the next few months, only sales staff will be hired, and personnel urgently needed to fill key management positions.

* More effective leveraging of revenue opportunities by intensifying existing relationships to international customers and distribution partners. The product portfolio will also be extended to include new modules and vertical solutions.

In January, a new worldwide partner program was launched. The purpose of this program is to intensify business relationships, particularly with key distribution partners. New contracts have already been signed with the first partners, offering better mutual support for both sides. As part of our moves to strengthen the senior management team, Michael Tsifidaris, formerly a director at IBM with responsibility for central Europe, has been appointed Vice President Central Europe and General Manager of Intershop Software Entwicklungs GmbH, effective February 1, 2001. In March, Wilfried Beeck, member of the management board, assumed the new role of Chief Operating Officer. In this position Wilfried Beeck is responsible for Intershop's day to day operations including sales, marketing, services and administration. In mid-January, an American company filed a suit with a U.S. court against Intershop Communications, Inc., claiming viola tion of patent rights. Based on previous legal opinions the Management Board is convinced that no third party patent rights have been violated. In early March the Company became aware that two securities class action complaints were filed in the United States against Intershop Communications AG and other defendants alleging misrepresentations and omissions of material facts concerning the Company's business performance. The Company believes there is no merit to these cases and intends to defend these cases vigorously.

OUTLOOK
The Management Board firmly believes that demand for e-business software will continue to grow significantly over the next few years, with more and more companies integrating e-business into their corporate strategy or expanding their e-business activities. Forrester Research (Forrester Research, 2000) estimates that the value of goods and services traded on the Internet will increase to US$6.8 trillion by the year 2004, or 8.6% of overall trade volume. This is more than ten times the amount traded online in 2000. Market researchers at IDC (IDC, 2000) estimate that global license revenues from e-commerce applications will reach US$23.0 billion in 2004, compared to US$4.95 billion in 2000. The share of e-commerce applications license revenues is forecast to rise from 6.2% of total software license revenues to 18.1%.

In the short term, it remains to be seen whether the slowing U.S. and Asian economies will have a sustained negative impact on IT spendings. Surveys of IT managers toward the end of 2000 indicate that growth in corporate IT spending will probably be less strong in 2001 than in the previous year. However, they also indicate that e-business technologies will less affected than other areas.

Analyses from independent market research companies available to Intershop suggest that Intershop's products meet current and future customer requirements for e-business software. With its network of international customers, distribution partners and technology partners, and its international presence, Intershop is well positioned to profit long term from growth of the market for e-business software.

To take maximum advantage of revenue opportunities and increase the company's efficiency, the Management Board and employees of Intershop will take resolute action over the next few months to implement the measures announced in January. The Management Board expects implementation of these measures to be completed by mid-2001, and anticipates stable operating costs and increasing license revenues as a result, with the effects being particularly noticeable in the second half of the year. Based on the expectation that these measures will prove successful, the Board plans the Company to be profitable on a quarterly basis level by the end of the year.

For 2001 overall, the Board expects losses to be unchanged over the previous year, and subdued revenue growth. Based on Intershop's strong position in Europe, a significant increase in revenues is expected in Europe, while the Board expects revenues in the U.S. and Asia/ Pacific to remain at last year's levels. It remains to be seen how fast the realignment of the U.S. business can be achieved, and how the state of the overall economy there affects corporate investment. In Asia/Pacific, where the e-business market is still in a relatively early phase of development, a sustained recovery of the Internet sector will be needed to generate strong growth. With regard to the distribution of revenues between the license and service business, the company expects lower growth of service revenues as more distribution partners deliver implementation services, particularly in the second half of 2001, with the share of license revenue increasing accordingly compared to the previous year.


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FINANCIALS  |  Structure  |  Glossary  |                                      41

REPORT OF INDEPENDENT AUDITORS

We have audited the consolidated financial statements of Intershop Communications AG as of December 31, 2000, including the consolidated balance sheet and the related consolidated statements of operations, cash flows, changes in shareholders' equity and notes for the year then ended. The legal representatives of the company are responsible for the preparation and content of the consolidated financial statements. Our responsibility is to express an opinion, based on our audit, whether these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

We conducted our audit in accordance with the German Auditing Rules and in compliance with the generally accepted standards of auditing prescribed by the German Institute of Certified Public Accountants (Institut der Wirtschaftspruefer) and in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. In establishing the audit procedures we considered our knowledge about the group's business operations, its economic and legal environment, and expectations of possible errors. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The audit includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the group's financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.



Hamburg, March 7, 2001

ARTHUR ANDERSEN
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft mbH






/s/ NENDZA                 /s/ SCHNEIDER
-----------------          -----------------
Nendza                     Schneider
Wirtschaftspruefer          Wirtschaftspruefer

CONSOLIDATED BALANCE SHEETS
(in thousands Euro , except share and per share amounts)

                                                 For the Year Ended December 31,
                                                           1999            2000


ASSETS

CURRENT ASSETS
   Cash and cash equivalents                             12,065          84,062
   Marketable securities                                      -          27,509
   Restricted cash                                        1,437             168
   Trade receivables, net of allowances for doubtful
   accounts ofEuro 1,614 andEuro 5,181, respectively     23,333          36 984
   Prepaid expenses and other current assets              3,870           7,793
   Total current assets                                  40,705         156,516
PROPERTY AND EQUIPMENT, NET                               5,610          22,054

INVESTMENTS                                               6,222           2,550

GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET                  -          25,562

OTHER ASSETS                                              1,252           2,773

TOTAL ASSETS                                             53,789         209,455

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current debt and current maturities of long-term debt     33             193
   Notes payable to shareholders                          7,000               -
   Accounts payable                                       5,149          10,345
   Accrued liabilities                                    9,960          17,973
   Deferred revenue                                       8,543           6,817
   Total current liabilities                             30,685          35,328

NOTES PAYABLE TO SHAREHOLDERS                                20               -

DEFERRED REVENUE                                            220             159

TOTAL LIABILITIES                                        30,925          35,487

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' EQUITY
Common stock, stated value Euro 1 --authorized:
154,187,975 shares; outstanding: 84,390,520 and 88,003,016
shares at December 31, 1999 and 2000, respectively       16,878          88,003
   Paid-in capital                                       48,169         168,585
   Notes receivable from shareholders                      (141)              -
   Deferred compensation                                   (273)              -
   Accumulated deficit                                  (45,406)        (84,329)
   Accumulated other comprehensive income                 3,637           1,709
   Total shareholders' equity                            22,864         173,968

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               53,789         209,455

The accompanying notes are an integral part of these financial statements.


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FINANCIALS  |  Structure  |  Glossary  |                                      43

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands Euro , except per share amounts)


                                               For the Year Ended December 31,
                                                  1998        1999        2000

REVENUES

   Licences                                     11,295      29,534      74,068
   Services, maintanance and other revenue       6,577      16,732      48,926
   Total revenues                               17,872      46,266     122,994

COST OF REVENUES

   Licences                                      1,742       4,786       5,289
   Services, maintanance and other revenue       3,766       8,465      43,453
   Total costs of revenues                       5,508      13,251      48,742

GROSS PROFIT                                    12,364      33,015      74,252

OPERATING EXPENSES
   Research and development                      4,368       7,115      10,191
   Sales and marketing                          18,368      34,771      75,743
   General and administrative                    6,729      11,206      27,590
   Legal settlement costs                        1,866           -           -
   Amortization of acquired intangible assets        -           -       1,477
   Total operating expenses                     31,331      53,092     115,001

OPERATING LOSS                                 (18,967)    (20,077)    (40,749)

OTHER INCOME (EXPENSE)
   Interest income                                 968         515       1,591
   Interest expense                               (797)        (42)       (571)
   Other income                                  1,488       1,215         806
   Total other income                            1,659       1,688       1,826

NET LOSS                                       (17,308)    (18,389)    (38,923)

ACCRETION OF REDEEMABLE PREFERRED STOCK           (220)          -           -

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS   (17,528)    (18,389)    (38,923)

BASIC AND DILUTED NET LOSS PER SHARE             (0.38)      (0.23)      (0.46)

SHARES USED IN COMPUTING BASIC
AND DILUTED NET LOSS PER SHARE                  45,965      79,883      84,134

The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands Euro)

                                                          For the Year Ended December 31,
                                                             1998        1999        2000

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                               (17,308)    (18,389)    (38,923)
   Adjustments to reconcile net loss to cash
   used in operating activities:
   Depreciation and amortization                            1,657       2,076       7,114
   Provision for doubtful accounts                            269       2,037       6,130
   Amortization of deferred compensation                      162         308         273
   Loss on disposal of equipment                                -           -          71
   Legal settlement costs                                   1,866           -           -
   Change in:
   Accounts receivable                                     (4,080)    (18,220)    (19,596)
   Prepaid expenses and other current assets               (1,695)     (1,474)     (4,202)
   Other assets                                               (58)       (830)     (2,987)
   Accounts payable                                           436       2,228       4,877
   Deferred revenue                                        (3,245)      1,542      (1,787)
   Accrued expenses and other liabilities                   1,013       6,298       7,152
   Net cash used in operating activities                  (20,983)    (24,424)    (41,878)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in Unaffiliated Company                        (512)     (1,199)          -
   Cash paid for acquisitions, net of cash acquired             -           -      (3,036)
   Restricted cash                                              -      (1,227)      1,269
   Purchases of equipment, net of capital leases           (3,302)     (3,625)    (20,626)
  Purchase of available for sale securities                     -      (1,490)    (27,039)
   NET CASH USED IN INVESTING ACTIVITIES                   (3,814)     (7,541)    (49,432)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of preferred stock                    1,873           -           -
   Proceeds from sale of common stock, net of offering
   costs ofEuro 3,799,Euro 0, andEuro 10,033, respectively 52,104       1,759     168,679
   Proceeds from debt issuance                              1,975       7,937      10,758
   Collection on notes receivable from stockholders             -       1,287         141
   Repayments of indebtedness                              (3,233)     (1,144)    (17,791)

NET CASH PROVIDED BY FINANCING ACTIVITIES                  52,719       9,839     161,787

Effect of change in exchange rates on cash                  1,205           6       1,520
Net change in cash and cash equivalents                    29,127     (22,120)     71,997

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                5,058      34,185      12,065

CASH AND CASH EQUIVALENTS, END OF YEAR                     34,185      12,065      84,062

The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.




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FINANCIALS  |  Structure  |  Glossary  |                                      45



CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE
PREFERRED STOCK AND SHAREHOLDERS'EQUITY
(in thousandsEuro , except share data)

                                                       Convertible Redeemable
                                                           Preferred Stock                 Common Stock
                                                          Shares    Amount             Shares  Stated Value

BALANCE, DECEMBER 31, 1997                            39,600,000     4,986         33,139,050             -
___________________________________________________________________________________________________________

   Net loss                                                    -         -                  -             -
   Foreign currency translation adjustments                    -         -                  -             -
   Issuance of common stock of Inc.                            -         -            300,000             -
   Issuance of Series D preferred stock                1,169,550     1,873                  -             -
   Issuance of common stock to member of supervisory           -         -            250,005            43
   board
   Issuance of common stock for cash and forgiveness of
   legal settlement obligation                                 -         -            900,450           153
   Accretion of preferred stock                                -       220                  -             -
   Conversion of preferred stock of subsidiary
   to common stock of parent,
   net of share amounts not converted                (37,841,550)   (7,079)        37,841,550             -
   Shares not converted                               (2,928,000)        -        (13,230,000)            -
   Reclassification for formation of AG                        -         -                  -         9,894
   Issuance of common stock in initial public offering,        -         -         15,000,000         2,557
   net
   Exercise of stock options                                   -         -          3,723,450           634
   Deferred compensation                                       -         -                  -             -
   Amortization of deferred compensation                       -         -                  -             -
___________________________________________________________________________________________________________
BALANCE, DECEMBER 31, 1998                                     -         -         77,924,505        13,281
___________________________________________________________________________________________________________
   Net loss                                                    -         -                  -             -
   Foreign currency translation adjustments                    -         -                  -             -
   Unrealized gain on available for sale security              -         -                  -             -
   Conversion of common stock of subsidiary
   to common stock of parent                                   -         -          2,233,500           416
   Change in stated value of common stock                      -         -                  -         2,449
   Exercise of stock options                                   -         -          4,232,515           732
   Collections on notes receivables from stockholders          -         -                  -             -
   Amortization of deferred compensation                       -         -                  -             -
___________________________________________________________________________________________________________
BALANCE, DECEMBER 31, 1999                                     -         -         84,390,520        16,878
___________________________________________________________________________________________________________
   Net loss                                                    -         -                  -             -
   Foreign currency translation adjustments                    -         -                  -             -
   Unrealized loss on available for sale securities, net       -         -                  -             -
   Private Placement of Common Stock, net                      -         -            500,000           100
   Issuance of Common Stock for Secondary Offering, net        -         -          1,675,000           335
   Conversion of preferred stock of subsidiary
   to common stock of parent                                   -         -            280,000            56
   Issuance of Common Stock for Acquisitions                   -         -            275,011           275
   Exercise of stock options                                   -         -            882,485           334
   Capital Contribution                                        -         -                  -             -
   Collections on notes receivables from stockholders          -         -                  -             -
   Amortization of deferred compensation                       -         -                  -             -
   Allocation of par value resulting from stock split          -         -                  -        70,025
___________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2000                                     -         -         88,003,016        88,003
___________________________________________________________________________________________________________

The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.



                                                                 Accumulated Other
Common Stock          Notes         Deferred     Accumulated         Comprehensive     Total Shareholders'     Comprehensive
        APIC     Receivable     Compensation         Deficit          Income(Loss)         Equity(deficit)      Income(Loss)

         468           (400)               -          (9,489)                 (172)                 (9,593)
           -              -                -         (17,308)                    -                 (17,308)          (17,308)
           -              -                -               -                   135                     135               135
         186              -                -               -                     -                     186                 -
           -              -                -               -                     -                       -                 -
         596              -                -               -                     -                     639                 -


       5,661              -                -               -                     -                   5,814                 -
           -              -                -            (220)                    -                    (220)                -



       7,079              -                -               -                     -                   7,079                 -
           -              -                -               -                     -                       -                 -
      (9,894)             -                -               -                     -                       -                 -
      44,774              -                -               -                     -                  47,331                 -
         394         (1,028)               -               -                     -                       -                 -
         961              -             (961)              -                     -                       -                 -
           -              -              162               -                     -                     162                 -

      50,225         (1,428)            (799)        (27,017)                  (37)                 34,225           (17,173)
           -              -                -         (18,389)                    -                 (18,389)          (18,389)
           -              -                -               -                   652                     652               652
           -              -                -               -                 3,022                   3,022             3,022


        (416)             -                -               -                     -                       -                 -
      (2,449)             -                -               -                     -                       -                 -
       1,027              -                -               -                     -                   1,759                 -
           -          1,287                -               -                     -                   1,287                 -
        (218)             -              526               -                     -                     308                 -

      48,169           (141)            (273)        (45,406)                3,637                  22,864           (14,715)
           -              -                -         (38,923)                    -                 (38,923)          (38,923)
           -              -                -               -                 1,523                   1,523             1,523
           -              -                -               -                (3,451)                 (3,451)           (3,451)
      38,900              -                -               -                     -                  39,000                 -
     111,876              -                -               -                     -                 112,211                 -


         (56)             -                -               -                     -                       -                 -
      22,586              -                -               -                     -                  22,861                 -
       4,635              -                -               -                     -                   4,969                 -
      12,500              -                -               -                     -                  12,500                 -
           -            141                -               -                     -                     141                 -
           -              -              273               -                     -                     273                 -
     (70,025)             -                -               -                     -                       -                 -

     168,585              0               (0)        (84,329)                1,709                 173,968           (40,851)



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FINANCIALS  |  Structure  |  Glossary  |                                      47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  | ORGANIZATION AND OPERATIONS OF THE COMPANY

Intershop Communications AG, a German stock corporation (the "Company"), is the successor to Intershop Communications, Inc. and Intershop Communications GmbH. Intershop Communications GmbH was originally founded in 1992 as NetConsult
Communications GmbH in Germany as a limited liability company. NetConsult Communications GmbH established a wholly owned subsidiary, Net-Consult Communications, Inc., a Delaware corporation, in March 1996. These companies were subsequently renamed Intershop Communications GmbH and Intershop Communications, Inc. (the predecessor company), respectively.

In December 1996, Intershop Communications, Inc. (U.S., Inc.) entered into a share exchange agreement with Intershop Communications GmbH (GmbH) to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (approximatelyEuro
1.1 million) and capital (approximatelyEuro 200,000) in GmbH, totaling approximatelyEuro 1.4 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and its subsidiaries.

On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348, into 61,729,050 shares of the Company. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the Company. Two stockholders, including Stephan Schambach, our founder and Chief Executive Officer, did not contribute all of their shares of U.S., Inc. due to certain tax consequences, and, as of December 31, 2000, still hold 16.0% and 1.5%, respectively, of U.S., Inc.'s common stoCk These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in the Company at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in AG given the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid in capital in the accompanying consolidated financial statements. Conversions of U.S., Inc. shares to AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid in capital. During 1999, these stockholders converted 744,500 common shares of U.S., Inc. for 2,233,500 shares of the Company. During the year ended December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. for 280,000 shares of the Company. As of December 31, 2000, these stockholders held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of the Company at any time. If these two shareholders were to have converted their shares as of December 31, 2000, they would own approximately 13.4% of the Company.

The accompanying consolidated financial statements reflect the consolidated results of the Company and its wholly and majority owned subsidiaries, which have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances between the companies have been eliminated.

With the introduction of the euro (Euro ) on January 1, 1999, the Company has elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/ euro exchange rate as of January 1, 1999 of Euro 1 = DM 1.95583. The Company's restated financial statements in euro depict the same trends as would been presented if it had continued to present its consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

Unless otherwise noted, all references to the "Company" refer to Intershop Communications AG and its subsidiaries, as well as its predecessors.

The Company is a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. The Company's products can be integrated with existing business systems to allow its customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of the Company's products, such as customer profiling and cross-selling, help allow its customers to maximize sales revenues. The Company also provides professional services for its customers to assist in the installation and ongoing maintenance of its software applications.

During 1997, the Company commenced commercial shipment of its products and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

 2  | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


|  Letter  |  Highlights  |  Solutions |  Customers  |  Employees  |  Share  |
FINANCIALS  |  Structure  |  Glossary  |                                      49

FOREIGN CURRENCY TRANSLATION
The functional currency of the Company's operations outside of Germany is the local country's currency. Consequently, assets and liabilities of operations outside Germany are translated into euros using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of shareholders' equity.

STATEMENT OF CASH FLOWS
The Company paid Euro 540,000, Euro 37,000 and Euro 561,000 in cash for interest in 1998, 1999 and 2000, respectively e Company paid Euro 13,000, Euro 61,000 and Euro 40,100 in cash for taxes in 1998, 1999 and 2000, respectively. The Com issued stock valued at Euro 22,861,000 in conjunction with acquisitions in 2000 (see Note 6).

The Company considers all investments with original maturities of 90 days or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customer's financial condition and the risk with respect to trade receivables is further mitigated by the fact that the Company's customer base is diversified.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate their fair values.

All balances within accounts receivable are due within one year.

Marketable securities designated as available for sale are recorded at market with any unrealized gain or loss being recorded in the shareholders' equity section of the Balance Sheet.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful life.

SOFTWARE DEVELOPMENT COSTS
The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have not been significant and the Company has charged all software development costs to research and development expense as incurred.

The Company expenses all research and development costs as incurred.

LONG-LIVED ASSETS
The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the years ended December 31, 1998, 1999, and 2000, management believes that no such impairments exist.

ADVERTISING COSTS
Advertising costs are expensed as incurred. Advertising expenses of Euro 1.5 million, Euro 4.2 million and Euro 13.2 million were included with sales and marketing expenses for 1998, 1999 and 2000, respectively.

STOCK-BASED COMPENSATION
The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to
Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included in Note10 the pro forma disclosures required under SFAS No. 123.


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REVENUE RECOGNITION
The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.

In June 1997, the Company entered into a software license agreement with a shareholder for total license fees of Euro 10.1 million, which was received in cash in 1997. The Company recognized the revenue associated with this agreement over the three-year term of the agreement. In 1998, the Company recognized Euro 3.4 million of revenue associated with this agreement, and Euro 0.8 million related to other agreements with this customer, which combined represented 23% of consolidated revenue in 1998. In 1999, the Company recognized Euro 4.2 million of revenue associated with this agreement representing 9% of consolidated revenue in 1999. In 2000, the Company recognized Euro 2.4 million of revenue associated with this agreement representing 2% of consolidated revenue in 2000. In 1999, executive from this customer became a member of our Supervisory Board. Another member of our Supervisory Board is also an executive with another one of our customers. Sales to this customer represented 6%, 2% and 3% of consolidated revenue in 1998, 1999 and 2000, respectively. Besides these two customers, no other customer accounted for 10% or more of consolidated revenues for any year presented.

COMPREHENSIVE INCOME
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity.

Accumulated   other   comprehensive   income   consists  of  the  following  (in
thousandsEuro ):

                                                         Year Ended December 31,
                                                           1999            2000

Foreign currency translation adjustment                     615           2,138
Unrealized gain (loss) on available-for-sale securities   3,022            (429)
                                                          3,637           1,709

In the year ended December 31,1998, the only component of other comprehensive income is the net foreign currency translation, which was Euro 135,000. A summary of the components of other comprehensive income for the years ende December 31, 1999 and 2000 is as follows (in thousands Euro ):



                                           Year Ended                              Year Ended
                                       December 31, 1999                       December 31, 2000
_________________________________________________________________________________________________________
                              Before Tax     Income     After Tax     Before Tax     Income     After Tax
                                  Amount        Tax        Amount         Amount        Tax        Amount

Unrealized gain (loss) on
available-for-sale                 3,022          -         3,022         (3,202)      (249)       (3,451)
securities

Foreign currency
translation adjustment               652          -           652          1,523          -         1,523

                                   3,674          -         3,674         (1,679)      (249)       (1,928)



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


EARNINGS PER SHARE
Basic net loss per common share is presented in conformity with SFAS No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. As discussed in Note 1, certain shareholders hold shares in U.S., Inc., and these shares were previously included in basic weighted average common and common equivalent shares outstanding for the purpose of calculating earnings per share. The Company has restated earnings per share to exclude these shares from the calculation of basic earnings per share. For the years ended December 31, 1998 and 1999, basic net loss per share previously reported were Euro (0.29) and Euro (0.19), in comparison with a restated basic earnings per share of Euro
8) and Euro (0.23).

Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for 1998, 1999 and 2000 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of U.S., Inc., converted at a ratio of 1:3, held by two shareholders of the Company as discussed further in Note 1.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31, 2000, respectively (in thousands Euro , except per share data):



                                                              Year Ended December 31,
                                                          1998         1999        2000

Net loss attributable to common shareholders           (17,528)     (18,389)    (38,923)
   Basic net loss per share:
   Weighted average common shares outstanding           48,590       82,633      85,884
   Less: Weighted average shares subject to repurchase  (2,625)      (2,750)     (1,750)
   Total weighted average common shares                 45,965       79,883      84,134
   Basic net loss per share                              (0.38)       (0.23)      (0.46)
   Diluted net loss per share:
   Weighted average common shares outstanding           45,965       79,883      84,134
   Add: Weighted average
   shares subject to repurchase                              -            -           -
   Convertible shares of U.S., Inc.                          -            -           -
   Common Stock option grants                                -            -           -
Total weighted average common shares
   and common stock equivalents                         45,965       79,883      84,134
Diluted net loss per share                               (0.38)       (0.23)      (0.46)



RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for the Company). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging


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


of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. The Company has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of the Company's operations.

RECLASSIFICATIONS
Certain  amounts  in  the  prior  years'   financial  statements  have  been
reclassified to conform to the current year presentation.

3  | PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in thousandsEuro ):

                                                       December 31,
                                            1999                      2000

Trade show and advertising prepayments       178                       203
Receivables from employees                     -                       568
VAT receivable                             2,435                     2,406
Other                                      1,257                     4,616
TOTAL                                      3,870                     7,793

4  | PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousandsEuro ):

                                1999      ADDITIONS     DISPOSALS       2000

Computer equipment              7,724        13,581       (1,004)     20,301
Furniture and fixtures          2,552         3,467         (113)      5,906
Leasehold improvements            332         5,990            -       6,322
Subtotal                       10,608        23,038       (1,117)     32,529
Accumulated depreciation       (4,998)       (6,312)         835     (10,475)
PROPERTY AND EQUIPMENT, NET     5,610                                 22,054

Equipment under capital leases included in property and equipment as of December 31, 1999 was Euro 114,000. Accumulated amortization of leased equipment was Euro 81,000 as of December 31, 1999. The leases were paid in full as of December 31, 2000.

5  | INVESTMENTS
During 1998 and 1999, the Company made investments in a non-public company in Israel totaling Euro 0.5 million and Euro 1.2 million, respectively. The total investment of Euro 1.7 million in this entity represen n ownership interest of approximately 6% as of December 31, 2000. The investments are carried at their original cost basis.

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.

As of December 31, 1999 and 2000, available-for-sale securities consisted of the following (in thousands Euro):


                                                  Gross          Gross
                                             unrealized     unrealized      Estimated
December 31, 1999                   Cost          gains         losses     fair value

Equity securities                  1,490          3,022              -          4,512
Investment funds                       -              -              -              -


                                                  Gross          Gross
                                             unrealized     unrealized      Estimated
December 31, 2000                   Cost          gains         losses     fair value


Equity securities                  1,490              -           (650)           840
Investment funds                  27,039            470              -         27,509




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6  | ACQUISITIONS

OWIS SOFTWARE GMBH
In July 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's capital stock, the market value of which was approximately Euro 2.4 million, and approximately Euro 2.5 million in ca resulting in an aggregate purchase price of approximately Euro 4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Owis had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Owis's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation (in thousands Euro ):

Current assets and other tangible assets                     1,263

Liabilities assumed                                         (1,292)

Assembled workforce                                            530

Goodwill                                                     4,409

                                                             4,910

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Owis have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

SUBOTNIC GMBH
In December 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,461 shares of the Company's capital stock, the market value of which was approximately Euro 20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Subotnic had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Subotnic's assets and liabilities at the date of acquisition.

The following is a summary of the purchase price allocation (in thousandsEuro ):

Current assets and other tangible assets                        348

Liabilities assumed                                          (1,353)

Assembled workforce                                             360

Goodwill                                                     21,019

                                                             20,374

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Subotnic have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation o purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

The following unaudited pro forma financial information presents results as if the acquisition of Owis and Subotnic had occurred at the beginning of the respective periods (in thousands Euro ):

                                                      Year ended December 31,
                                                       1999                2000
                                                 (unaudited)         (unaudited)
Pro forma total revenue                           47,776                123,090
Pro forma net loss                               (28,258)               (48,801)
Pro forma net loss per share - basic/diluted       (0.35)                 (0.58)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of intangible assets arising from the purchase. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.


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7  | ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousandsEuro ):

                                      December 31,
                                 1999           2000

VAT payable                     2,476          2,923
Accrued commissions             1,817          2,464
Employee compensation           1,208          2,105
Payroll taxes payable             396            768
Social security                   464            950
Deferred tax liability              -            264
Other                           3,599          8,499
                                9,960         17,973

8  | NOTES PAYABLE TO SHAREHOLDERS

During 2000, the Company entered into a secured loan agreement for US$10.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6.13%. The note was paid in full in October 2000.

During 1999, the Company entered into a secured loan agreement for Euro 7.0 million with an officer of the Company wh is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6%. The note was paid in full in November 2000.

During 1996, the Company entered into a series of unsecured loans with certain shareholders. Interest is payable quarterly at 10%. The outstanding principal on the notes are classified as long-term and was Euro 20,000 at December 31, 1999. The note was repaid in 2000.

9  | COMMITMENTS AND CONTINGENCIES

OPERATING LEASES
Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 2000, future minimum annual lease payments are as follows (in thousands Euro ):

Year Ended December 31,

2001                                                   9,520

2002                                                   9,108

2003                                                   7,793

2004                                                   6,849

2005                                                   6,875

Subsequent years                                      29,306

TOTAL                                                 69,451

Rent expense was Euro 1,277,000, Euro 2,022,000 and Euro 6,095,000 for the years ended December 31, 1998, 1999 and 20 respectively.

LEGAL MATTERS
The Company is a defendant in various other legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on these consolidated financial statements.

In January 2001, a U.S. company filed a suit with a U.S. court against U.S., Inc., claiming violation of certain patent rights. The complaint seeks for compensation of damages based on the alleged patent infringements. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

On March 1, 2001, a securities class action complaint, Juergen Fischer v. Intershop Communications, et al., Case No. 01-0882, was filed in the United States District Court for the Northern District of Cali-fornia, Intershop Communications AG, its Management Board members, and certain other officers. The complaint alleges that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. As of March 7, 2001, the Company had not yet been served with a complaint in this matter. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

On March 7, 2001, a securities class action complaint, Roberta Casden v.Intershop Communications, et al., Case No. 01-CV-1947, was filed in the United States District Court for the Southern District of New York, Intershop Communications AG, its Management Board members, and the underwriters of its September 2000 public offering. The complaint alleges that the defendants issued a materially false and misleading registration statement in conjunction with its September 2000 public offering. As of March 7, 2001, the Company had not yet been served with a complaint in this matter. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.


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10  | SHAREHOLDERS' EQUITY

STOCK SPLITS AND CHANGE IN STATED VALUE
In conjunction with the share exchange discussed in Note 1 between the shareholders of U.S., Inc. and the Company in June 1998, the shares of U.S., Inc. were exchanged for shares of the Company on a 1-for-5 basis. In June 1999, the Company changed the stated value of its common stock from DM 5 per share to Euro 1 per share and effected a 3-for-1 stock split. Unless otherwise noted, all share and per share amounts presented have been restated to retroactively reflect this conversion ratio and stock split for all periods presented.

The adjustment to the stated value of the Company's common stock is reflected in the Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity as an increase to the stated value of the common stock for Euro 2.4 million and a corresponding decrease to additional paid in capital as of June 1999.

On June 27, 2000, the Company's Annual Shareholder Meeting authorized a 5- for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock through November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with the German Stock Corporation Act. All share and per share amounts presented in the accompanying financial statements have been restated to retroactively reflect the stock split for all periods presented.

CONVERTIBLE REDEEMABLE PREFERRED STOCK
During 1997, the Company issued 6,000,000 shares of preferred stock at approximately Euro 0.6 per share resulting in aggregate proceeds of Euro 3.5 million. In March 1998, the Company sold 1,169,550 shares of preferred stock in U.S., Inc. at approximately Euro 1.60 per share resulting in aggregate proceeds of Euro 1.9 million.

Significant rights, restrictions, and preferences of preferred stock included cash dividends at a rate of 8% per annum, as defined, liquidation preferences, voting rights, and conversion and redemption features.

Prior to the share exchange between the shareholders of U.S., Inc. and the Company in June 1998, all outstanding shares of preferred stock converted to the same number of shares of common stock of U.S., Inc. After considering the conversion ratio and stock split discussed above, shares of U.S., Inc. common stock were converted to shares of the Company on a 1-for-3 basis.

EQUITY TRANSACTIONS IN 2000
In January 2000, the Chairman of the Company's Supervisory Board purchased 250,000 shares from a trust that administers certain shares issued under the Company's 1997 Equity Incentive Plan. Consistent with the terms of the trust, the proceeds of the sale, Euro 12.5 million, net of related tax effects, were recorded as a capital contribution in paid-in capital.

In March 2000, the Company issued 1,675,000 shares related to its registration with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depository Shares ("ADSs"). The shares were sold to the public in the form of a secondary offering on September 29, 2000 for net proceeds of approximately Euro 112 million.

In August 2000, the Company sold 500,000 shares at Euro 80 per share in a private placement. The Company will use the net proceeds of approximately Euro 38.9 million for general corporate purposes.

CONVERTIBLE PROMISSORY NOTE
In April 1998, U.S. Inc. entered into a convertible promissory note, which bears interest at 7%, with a member of the Company's Supervisory Board for US$500,000. The principal and accrued interest were convertible at the option of the holder, in whole or in part, into shares of U.S. Inc.'s next series of preferred stock issued in connection with a third party financing at the purchase price per share paid by the third party investors. The principal and interest would automatically convert into common stock in the event that U.S. Inc. completed an underwritten public offering, as defined, at the initial public offering price less a 25% discount. In the event that a new series of preferred stock were not issued, or a public offering did not occur, then the outstanding principal and accrued interest were convertible at the option of the holder, in whole or in part, into common stock of U.S. Inc. at Euro 1.60 per share. All principal and unpaid interest was due and payable, to the extent not converted, on October 28, 1998.

In conjunction with the legal entity reorganization that occurred in June 1998, the U.S. Inc. repaid the note to the board member, and the board member purchased 250,005 shares of the Company's common stock for Euro 2.56 per share, resulting in aggregate proceeds of Euro 639,118.

LEGAL SETTLEMENT OBLIGATION
In May 1998, we entered into a legal settlement related to a trademark dispute that obligated us to pay Euro 1. million. An investor paid this amount on behalf of the Company. In exchange, this investor purchased 900,450 shares from the Company on June 23, 1998. The final purchase price for these shares was determined based on the average trading price for one month following the Company's initial public offering in Germany. Based on thi average trading price, the investor paid an additional Euro 4.0 million in cash for these shares. The Company has recorded the legal settlement cost of Euro 1.9 million the additional cash received of Euro 4.0 million as an increase in equity in exchange for the 900,450 shares issued.


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


DEFERRED COMPENSATION
In connection with the grant of certain stock options to employees prior to the initial public offering in July 1998, the Company recorded deferred compensation of approximately Euro 1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately Euro 162,000, Euro 308,000 and Euro 273,000 was expensed during the years ended December 31, 1998, 1999 and 2000, respectively. The balance was expensed in full at December 31, 2000. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.

1997 EQUITY INCENTIVE PLAN
The Company had originally reserved 10,000,000 shares of common stock for issuance to employees, directors and consultants under its 1997 Equity Incentive Plan (the 1997 Plan). The Board of Supervisors may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of fair market value as determined by the Board of Supervisors, at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company generally had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date July 16, 1998, of the Company's initial public offering.

1999 EQUITY INCENTIVE PLAN
Effective as of June 21, 1999, the Company adopted a new stock option plan (the 1999 Plan) covering board members, executive officers and certain employees. The options under the 1999 Plan vest ratably over a four year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares on the date of grant, where the market price is determined to be the average closing price as quoted on the Neuer Markt for the 10 trading days prior to the date of grant.

There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of subsidiaries and 7,500,000 shares for grants of stock options to all other employees.

STOCK-BASED COMPENSATION
The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands Euro , except per share amounts):


                                                       Year Ended December 31,
                                                    1998         1999        2000

Net loss attributable to common shareholders
   As reported                                   (17,528)     (18,389)    (38,923)
   Pro forma                                     (17,563)     (21,204)    (74,851)
Basic and diluted earnings per share
   As reported                                     (0.38)       (0.23)      (0.46)
   Pro forma                                       (0.38)       (0.27)      (0.89)



Option activity under the plans was as follows (in thousands, except per share data):



                                               Year Ended December 31,
                                                  1998                             1999                             2000
                                              Weighted                         Weighted                         Weighted
                            Number of          Average       Number of          Average       Number of          Average
                               Shares         Exercise          Shares         Exercise          Shares         Exercise
                          Outstanding     Price (euro)     Outstanding     Price (euro)     Outstanding     Price (euro)

Outstanding at beginning
of period                       6,495             0.11           5,625             0.59           2,365            14.78
Granted                         3,960             0.84           2,235            15.66           4,086            99.89
Exercised                      (3,720)            0.23          (4,235)            0.43            (882)            5.01
Canceled                       (1,110)            0.20          (1,260)            1.11            (639)           61.11
OUTSTANDING
AT END OF PERIOD                5,625             0.59           2,365            14.78           4,930            66.48




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


The following table summarizes information with respect to the stock options outstanding at December 31, 2000:




                                          Weighted
                                           Average     Weighted                     Weighted
                         Number of       Remaining      Average                      Average
                           Options     Contractual     Exercise          Number     Exercise
          Range of     Outstanding            Life        Price     Exercisable        Price
    Exercise Price     (in 1,000)          (Years)       (Euro)     at 12/31/00       (Euro)

0.02 -       15.15           1,122             7.4         8.04           1,119         8.03

15.16 -      30.31             763             3.7        22.86             244        22.38

30.32 -      45.46             115             4.3        39.99              19        37.22

45.47 -      60.62             133             4.6        52.89              11        50.94

60.63 -      75.77             547             4.6        67.53              49        66.05

75.78 -      90.93             109             4.3        79.65              17        78.81

90.94 -      106.08            397             4.6        97.22              31        97.71

106.09 -     121.24          1,467             4.3       114.81             223       115.19

121.25 -     136.39            210             4.4       130.02              29       131.55

136.40 -     151.55             67             4.2       144.55              13       144.55

                             4,930             5.0        66.48           1,755        31.18



The 1997 Plan allows for the issuance of options at are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. In the event of termination of employment, the Company may repurchase unvested shares at a price equal to the original issuance price. As of December 31, 2000, 59,423 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at Euro 0.02 to Euro 8.13 per share. All shares th were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the unvested shares are sold in the open market, and the proceeds of the sale are contributed to the Company.

The fair value of each option grant is estimated on the date of grant utilizing risk-free interest rates on the date of grant (4.2%-5.6% in 1998, 4.6%-6.2% in 1999 and 6.3% in 2000) with maturities equal to the expected option term of 4.5 years. The dividend assumed is estimated at 0% in 1998, 1999 and 2000, and the volatility is assumed to be 0% through the date of the Company's initial public offering in 1998 and 69% in 1999 and 86% in 2000.

SHARES RESERVED FOR FUTURE ISSUANCE
As of December 31, 2000, the Company had authorized and conditional capital of 43,490,459 and 22,694,500 shares, respectively. Authorized capital is equivalent to additional authorized shares for acquisitions or sales of common stock with the approval of the Company's Supervisory Board. Conditional capital is equivalent to shares reserved for future issuance, as follows:

Conversion of remaining U.S. Inc. shares                   13,644,500
Stock options                                               9,050,000
                                                           22,694,500

11  | INCOME TAXES

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.


The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates to the loss before taxes, as follows (in thousands Euro ):



                                                           Year Ended December 31,
                                                     1998        1999         2000

Provision (benefit) at German statutory rate      (10,079)     (9,783)     (20,707)
Foreign income/losses taxed/benefited at a
different tax rate                                  3,480       2,998        5,914
Change in valuation allowance                       6,036       9,775       58,914
Tax credits                                           (17)          -            -
Permanent differences                                  40         214         (394)
Intercompany reserves                                   -           -       60,597
Change in statutory tax rate                            -      (2,490)      15,949
Other                                                   -        (714)         921
PROVISION (BENEFIT) FOR INCOME TAXES                    -           -            -




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


The components of the deferred tax asset were as follows (in thousands Euro ):

                                                          As of
                                                     1999      2000

Net operating loss carryforwards                   18,973    75,063
Tax credit carryforwards                               82        82
Accruals not currently deductible                   1,287     1,966
Capitalized start-up costs and other
intangibles not currently deductible                   16       300
Interest expense not currently deductible               -     1,150
Other                                                 (99)      612
                                                   20,259    79,173
Valuation allowance                               (20,259)  (79,173)
NET DEFERRED TAX ASSET                                  -         -

A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company, the lack of profitability through December 31, 1999 and 2000.

For the year ended December 31, 2000, the Company had net operating loss carryforwards for tax reporting purposes in various tax jurisdictions as follows (in thousands Euro ):

U.S. Federal                                    52,696
U.S. state                                      68,582
German                                          122,780
Other                                           14,484
TOTAL                                           258,542

In  addition,  as of December 31,  2000,  the Company had U.S.  Federal and U.S.
state income tax credit carryforwards of approximately Euro 70,000 and Euro 40,000, respectively. U.S. Federal and state net operating losses carryforwards expire in various periods through 2019. The German net operating loss carry forwards for tax purposes relate to corporate income tax and municipal trade tax and carry forward indefinitely. The Tax Reform Act of 1986 and German tax law contains provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

12  | INDUSTRY SEGMENT AND GEOGRAFIC INFORMATION

During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information."

The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Com-pany's products are primarily developed at its facilities in Jena Germany, and are sold through a direct sales force and independent distributors in Europe, North America, South America, Australia, and Asia.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is gross margin. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies followed by the Company's business segments are the same as those described in
Note 2 to the consolidated financial statements. The Company does not allocate assets by segment for management reporting purposes.

                                                 Year Ended December 31,
                                               1998       1999        2000

Revenues from unaffiliated customers:
   Product                                   11,295     29,534      74,068
   Services                                   6,577     16,732      48,926
TOTAL REVENUE                                17,872     46,266     122,994
Gross margin:
   Product                                    9,553     24,748      68,779
   Services                                   2,811      8,267       5,473
TOTAL GROSS MARGIN                           12,364     33,015      74,252


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


Revenues by geographic location are attributed to the country from which the sale is made and are presented below (in thousands Euro ):


                                             For the year Ended December 31,
                                               1998       1999        2000

Germany                                      10,232     17,190      53,465
United States                                 5,940     18,366      39,615
United Kingdom                                  797      7,000      12,971
Other*                                          903      3,710      16,943
TOTAL                                        17,872     46,266     122,994

* Revenues for other geographic locations are substantially derived from France in 1997 and 1998 and France and Sweden in 1999 and France, Sweden, China, Korea, Singapore, Japan, and Australia in 2000.

Long-lived  assets  located by geographic  location are as follows (in thousands
Euro):

                                                     As of December 31,
                                               1998       1999        2000

Germany                                       1,404      1,644       9,106
United States                                 2,074      2,671       7,937
United Kingdom                                   48        716       3,188
Other                                           141        579       1,823
TOTAL                                         3,667      5,610      22,054

13  | LOCAL DISCLOSURE REQUIREMENTS

MANAGEMENT BOARD
Stephan Schambach, Chair
Wilfried Beeck

SUPERVISORY BOARD
Eckhard Pfeiffer, Chair
Theodore J. Smith, Vice Chair
Joerg Menno Harms
Lorenzo Pellicioli
Hartmut Esslinger, Ph.D.

BOARD COMPENSATION
In 2000, the annual compensation, accrued but not paid, for the Supervisory Board was Euro 106,000. In 2000, the total annual compensation for the Management Board was Euro 51,000.

INVESTMENTS
The following table lists directly and indirectly held investments of the Company that are included in the consolidated financial statements as of December 31, 2000:

Ownership                                                                  %

Intershop Communications, Inc., San Francisco, U.S.A.                    82.5
Intershop Communications GmbH, Jena                                       100
Intershop Software Entwicklungs GmbH, Jena                                100
Intershop Communications Ventures GmbH, Hamburg                           100
Intershop (U.K.) Ltd., London, United Kingdom                             100
Intershop Communications S.a.r.l., Paris, France                          100
Intershop Communicatiobs AB, Stockholm, Sweden                            100
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China             100
Intershop Communications Singapore Pte. Ltd., Singapore                   100
Intershop Communications Australia Pty Ltd., Sydney, Australia            100
Intershop Communications Tiawan Co. Ltd., Taipei, Taiwan                  100
Intershop Communications Korea Co. Ltd., Seoul, Korea                     100
Intershop Communications K.K., Tokyo, Japan                               100

EMPLOYEES
During 2000, the Company had an average of 918 employees.

14  | SUBSEQUENT EVENTS

In January 2001, the Company announced plans to restructure certain operations, resulting in the termination of approximately 200 employees worldwide.


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


DIFFERENCES BETWEEN U.S.GAAP AND GERMAN LAW

1  | GENERAL

The consolidated financial statements of Intershop Communications Aktiengesellschaft (hereinafter referred to as the "Company" or "Intershop AG") as of December 31, 2000 were prepared as exempting consolidated financial statements in accordance with ss. 292a of the German Commercial Code (HGB) in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and on the basis of the German Accounting Standards No. 1 (DRS 1) from the German Standardization Committee (Deutscher Standisierungsrat DRSC e.V.). The provisions of the German Commercial Code (HGB) and German Stock Corporation Law
(AktG) differ from U.S. GAAP in certain significant respects. The main differences that may be relevant to an evaluation of the net worth, financial position, and the results of the Company are described below: Pursuant to HGB, all items in the balance sheet and income statement must be set out in the form and order laid down in ss.ss. 266, 275 HGB. U.S. GAAP requires a different presentation, in which the balance sheet items are presented with more liquid items first. According to U.S. GAAP, the short-term portions of long-term receivables and liabilities are shown in a separate balance sheet item. The portion that falls due in less than one year is treated as short-term. Purchased software for internal use is not shown as an intangible asset, as it is in financial statements prepared according to HGB, but as property and equipment, such as fixtures, furniture, and office equipment. According to U.S. GAAP, cost to develop software to be sold, leased, or otherwise marketed can be capitalized and amortized over its estimated economic life. According to HGB, internally developed software forming part of fixed assets cannot be capitalized. To date, the Company has charged all software development costs to research and development as incurred.

2  | DEFERRED TAXES ON LOSS CARRYFORWARDS

According to HGB, deferred tax refund claims arising from loss carryforwards may not be shown on the balance sheet as expected future tax savings are deemed to be not yet realized. According to U.S. GAAP, these types of future tax reduction claims are to be capitalized. Their value depends upon the probability of the loss carryforwards being utilized within the required period. The Company has recorded a valuation allowance for its deferred tax asset due to uncertainties regarding the realization of the asset.

3  | EMPLOYEE STOCK OPTIONS

According to U.S. GAAP, stock-based compensation issued to employees may be accounted for in two ways. Under one method, the "fair value" of stock-based compensation may be determined and recorded as an expense over the vesting period of the option or other equity instrument. Alternatively, only the difference between the exercise price of the option and the fair market value of the underlying security on the date of grant are recognized as an expense over the vesting period. Under this method, the pro forma impact on net income of accounting for stock-based compensation using the first method must be disclosed in the financial statements. The Company has elected the latter method and presents the pro forma impact in the notes to the financial statements. As noted above, the difference between the exercise price of the option and the fair market value of the underlying security on the date of grant are to be treated, according to U.S. GAAP, as personnel expenses recorded ratably over the vesting period of the option and correspondingly recorded under "equity". In line with currently accepted accounting rules, no expense would occur in the income statement pursuant to HGB.

4  | EQUITY

According to HGB, the Company would have had to prepare consolidated financial statements for the first time following the acquisition of the majority of shares in Intershop Communications, Inc. on June 22, 1998 and perform the capital consolidation as of this date. The difference between the book value of the participation and the equity capital of the subsidiary Intershop Communications, Inc. would have to be distributed according to the actual value of the assets and liabilities included in consolidation. The remainder would have to be shown as goodwill and either amortized over its expected useful life or offset against the capital reserves on the face of the balance sheet. The valuation base from the Company's individual financial statements would have to be shown as capital stock. The amount allotted to the minority shareholders in Intershop Communications Inc. would have to be shown under the position "equity" as "minority interests in capital" and in the income statement as "minority interests in profit/loss". According to U.S. GAAP, the capital consolidation of the Company in line with APB 16 "Business Combinations" is effected as a "transaction under common control", which eliminates the transfer of the shares in Intershop Communications GmbH, Jena, to Intershop Communications, Inc., as well as the transfer of the shares in Intershop Communications, Inc. to Intershop AG and means that only the amount actually raised is shown as capital stock. Likewise, no differences resulted from these transactions according to U.S. GAAP. Due to the fact that the minority shareholders of Intershop Communications, Inc. have a right of conversion for the conditional capital of the shareholders, no minority shares in the capital or the profit/loss are shown. Therefore, according to U.S. GAAP, the time of first consolidation does not apply, so that the disclosures made before the formation of Intershop AG reflect the individual group structures.

5  | REVENUE RECOGNITION

In accordance with U.S. GAAP, sales revenue is recognized in compliance with American Instutite of Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition", and related interpretations. There is no general difference to HGB with regard to proceeds from licensing. U.S. GAAP requires accounting for work in process on service transactions to be performed according to the "percentage of completion method", whereby the progress of each project leads to revenue recognition on a pro-rata basis. Service revenue would only be taken into account upon completion of work according to HGB.

6 | COSTS  ASSOCIATED WITH CERTAIN EQUITY  TRANSACTIONS

According to U.S. GAAP, costs associated with certain equity transactions (for example, public offerings of stock), net of any related income tax effects, are treated as a reduction of the proceeds from the transaction. According to HGB, these costs represent extraordinary income or expense.

7  | FOREIGN CURRENCY TRANSACTIONS

Under U.S. GAAP, foreign currency transactions, (for example, foreign currency denominated trade receivables or payables) are valued at the current rate on the balance sheet date with the corresponding gain or loss recorded in the income statement. Under HGB, at each balance sheet date revaluation losses are recognized, while gains are only recognized when realized (for example, upon payment of a foreign currency liability).

8  | ACQUISITIONS

Under U.S. GAAP, there are two mutually exclusive methods of accounting for business combinations -- purchase accounting and pooling-of-interests. Pooling-of-interest accounting is done by simply combining the historical accounts of the parties both retroactively and prospectively. No fair value adjustments are made. The pooling-of-interests method must be used if certain conditions exist. These conditions are very complex and restrictive. Under purchase accounting, the valuation is based on fair market values of the net assets at the time of combination. The difference between the fair market values of the net assets acquired and the consideration given represents goodwill, which is amortized over its estimated useful life. Income of the acquired company is reflected only from the acquisition date forward. Under HGB, only the purchase method is used, and, in certain circumstances, the income of the acquired company may be retroactively reflected.


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



BALANCE SHEET AG
in Euro
                                                           1999           2000

ASSETS
FIXED ASSETS
   Property and equipment
   Financial assets                                     10,8112         22,837
      Investments in affilliated companies           38,126,979     29,708,439
                                                     38,137,790     29,731,276
CURRENT ASSETS
   Receivables and other assets
      Receivables due from affiliated companies      55,118,068     47,794,819
      Other assets                                      751,018        976,007
                                                     55,869,086     48,770,826
   Short term security investments
      Other Securities                                        0     27,038,947
   Cash and cash equivalents                          6,351,491     70,952,061
                                                     62,220,577    146,761,834

DEFERRED CHARGES                                         19,551         10,233

TOTAL ASSETS                                        100,377,918    176,503,343


                                                           1999           2000

SHAREHOLDERS' EQUITY AND LIABILITIES

SHAREHOLDER' EQUITY
   Common stock                                      16,878,104     88,003,016
   - conditional capital:Euro 22,694,500
     (previous year:Euro 4,771,397)
   Capital surplus                                   79,579,615    178,809,681
   Accummulated deficit                              (3,950,859)   (91,406,257)
                                                     92,506,860    175,406,440
ACCRUED LIABILITIES
   Other accrued liabilities                            250,536        292,722

LIABILITIES
   Liabilities due to banks                               1,013          1,025
   Accounts payable                                     245,837         38,811
   Liabilities due to affiliated companies              299,678        729,481
   Other liabilities                                  7,073,994         34,864
   - thereof from taxes:  Euro 0
     (previous year: Euro 29,170)
   - thereof from social security benefits:
     Euro 13,396 (previous year: Euro 8,788)
                                                      7,620,522        804,181

TOTAL SHAREHOLDES'EQUITY AND LIABILITIES            100,377,918    176,503,343

STATEMENT OF OPERATIONS AG
in Euro

                                                           1999           2000

Other operating income                                  177.320        461.004
Personnel costs
   Salaries                                            (207.940)      (709.444)
   Social security contributions                        (31.887)      (104.459)
Depreciation
   - of intangible fixed and current assets and
     capitalized business expansion expense              (1.176)       (10.139)
   - of current assets to the extent it exceeds
     depreation which is normal for the company               0    (71.486.106)
Other operating expense                                (864.465)    (4.932.555)
Interest income                                       2.339.392      5.258.750
   - thereof from affiliated companies:Euro 4,142,682
   (previous year:Euro 1,949,027)
Depreciation of financial assets and short term
   security investments                                       0    (17.253.122)
Interest expense                                         (2.842)      (551.145)
LOSS FROM ORDINARY OPERATIONS                         1.408.402    (89.327.216)
Extraordinary income                                          0     12.500.000
Extraordinary expense                                  (153.387)   (10.628.182)
LOSS FROM EXTRAORDINARY OPERATIONS                     (153.387)     1.871.818
NET INCOME/LOSS                                       1.255.015    (87.455.398)
Accumulated deficit carried forward                  (5.205.874)    (3.950.859)
ACCUMULATED DEFICIT                                  (3.950.859)   (91.406.257)


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


1  | ACCOUNTING AND VALUATION METHODS

Property and equipment are stated at cost, less scheduled depreciation.

Investment assets are stated at cost, less necessary adjustments.

Receivables and other assets are stated at face value, less any necessary adjustments.

Other provisions and accrued liabilities cover all recognizable risks and are stated in the amount necessary on the basis of customary business practice.

Accounts receivable and accounts payable in foreign currencies were translated into the Company's reporting currency using the lower of the exchange rate in effect or the principle that losses not realized must be shown, whereas income not realized must not be shown.

2 | EXPLANATORY COMMENTS ON THE FINANCIAL STATEMENTS

2.1 | BALANCE SHEET

Changes in financial assets are as follows (in Euro thousands):


                                                At Cost
                         Jan. 1, 2000     Additions     Retirements     Dec. 31, 2000

Property And Equipment     11,987            22,165               0            34,152
Financial Assets
Investments in
affiliated companies       38,126,979     8,834,583               0        46,961,562
                           38,138,966     8,856,748               0        46,995,714





                                        Depreciation for the period                               Net book value
                                                           Retire-
                           Jan. 1, 2000     Additions      ments       Dec. 31, 2000     Dec. 31, 2000     Dec. 31, 1999

Property and Equipment            1,176        10,140            0            11,316            22,836            10,811
Financial Assets
Investments in
affiliated companies                  0    17,253,122            0        17,253,122        29,708,440        38,126,979
                                  1,176    17,263,262            0        17,264,438        29,731,276        38,137,790


Receivables due from affiliated companies and other assets have maturities of up to one year. Common stock in the amount of Euro 88,003,016 consists of 88,003,016 common bearer shares with no par value.

The authorized capital in the amount of Euro 43,490,459 entitles management to issue an additional 43,490,459 common bearer shares with no par value.

The resolution of the general shareholders' meeting on June 27, 2000, together with the approval of the Supervisory Board, entitles management to increase the Company's common stock up to a total amount of Euro 35,012,376. This increase may be carried out by issuing, on one occasion or on multiple occasions, up to 35,012,376 new common bearer shares with no par value (Capital I). With the Supervisory Board's approval, management is further entitled to exclude the shareholders' subscription rights.

In accordance with this resolution and with the approval of the Company's Supervisory Board granted on June 27, 2000 and on August 22, 2000, management increased common stock by issuing 275,011 new common bearer shares with no par value at a nominal value of Euro 1.00. This was achieved by using Authorized Capital I amounting to Euro 275,011 through contributions in kind, excluding shareholders' subscription rights. Furthermore, with the Supervisory Board's approval of March 13, 2000, management increased common stock by issuing 435,000 (after share split: 2,175,000 shares) new common bearer shares with no par value at a nominal value of Euro 1.00. This was achieved by using Authorized Capital I amounting to Euro 435,000 (after share split: Euro 2,175,000) against contributions in cas excluding shareholders' subscription rights.

Also, existing Authorized Capital II and III was dissolved in accordance with the resolution of the general shareholders' meeting of June 27, 2000. In addition, management was authorized, in conjunction with the approval of the Supervisory Board, to increase the Company's common stock on one occasion or on multiple occasions up to a total of Euro 8,753,094 for specific purposes determined at the general shareholders' meeting. This would be done by issuing 8,753,094 new common bearer shares with no par value (Authorized Capital II), excluding shareholders' subscription rights.

Conditional capital amounting to Euro 22,694,500.00 is available for issuing 22,694,500 common bearer shares with par value, of which 9,050,000 are reserved for stock options management may grant to employees of the Intershop group.

Of the conditional capital created for employee stock options in compliance with ss. 192 paragraph 2 No. 3 AktG (German stock corporation law), 8,165,000 shares (Conditional Capital I) are reserved for options. Conditional Capital I is reserved for exercising the subscription rights based on the 1999 option model. These options must be exercised within five years but no earlier than two years from the time they were granted. The exercise price is based upon the average price of the shares during the last 10 trading days prior to the day the options were granted plus 20%.


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


Moreover, 885,000 shares from Conditional Capital II created in compliance with ss. 192 paragraph 2 No. 3 AktG are reserved to honor the rights granted to known holders of options to exchange shares in Intershop Communications, Inc., which was acquired by the Company in 1998, for shares in the Company at a ratio of 5:15. In fiscal year 2000, a total of 334,149 shares (after share split: 882,485 shares) were issued from Conditional Capital II at an average exercise price of Euro 12.88.

To permit the exchange of the remaining shares in Intershop Communications Inc., Euro 13,644,500 was available from Conditional Capital III at the balance sheet date. The right to exchange shares from conditional capital was exercised for 56,000 shares (after share split: 280,000 shares) in 2000.

Changes in capital surplus were as follows (inEuro ):

Capital surplus as of Dec. 31, 1999                                 79,579,615
Capital increase from conversion of capital surplus                (70,024,752)
Premium from capital increase through contributions in kind          2,769,245
Premium from capital increase through contributions in cash        166,485,573
                                                                   178,809,681

Other accrued liabilities consist primarily of legal and consulting fees as well as remuneration for the Supervisory Board for 2000.

Liabilities consist of the following (in thousandsEuro ):



                                         Maturities                              With
                              Up to           1 - 5       Over                mortgage
                              1 year           year     5 year     Total     debenture

Liabilities due to banks           1              0          0         1             0
Accounts payable                  39              0          0        39             0
Liabilities due to
affiliated companies             729              0          0       729             0
Other liabilities                 35              0          0        35             0
Liabilities due to
shareholders                       0              0          0         0             0
                                 804              0          0       804             0


At Intershop Communications AG, additional financial obligations from leasing agreements amounted to Euro 11,007 at the balance sheet date.

2.2  | CONTINGENT LIABILITIES

Intershop Communications AG gave Intershop Software Entwicklungs GmbH a letter of comfort on October 20, 1999. The letter of comfort states that Intershop Communications AG shall be responsible for ensuring that in the event Intershop Software Entwicklungs GmbH is unable to pay all or part of its rent and utilities plus value-added tax, Intershop Software Entwicklungs GmbH shall meet all its commitments on time, and that the lessor shall retain payments made to the lessor in full. On the basis of the letter of comfort, the lease agreement was signed and became effective on October 1, 2000 and shall remain in effect up until and including November 14, 2013. As of December 31, 2000, the other financial commitments of Intershop Software Entwicklungs GmbH arising from this lease agreement come to Euro 33,336,662 up until November 14, 2013.


2.3  | STATEMENT OF OPERATIONS
According to ss. 253 paragraph 2 and 3 of the HGB (German Commercial Code), exceptional write-offs amounting on Euro 88,739,228 were posted. Euro 17,253,122 was due to write-offs for the book value of Intershop Communications, In San Francisco, USA. Furthermore, a full provision was made for Euro 46,320,698 in receivables due from Intershop Communications, Inc. and Euro 25,165,408 million in receivables due from Intershop Communications GmbH, which has receivables due in the same amount from Intershop Communications, Inc. Both the reduction in book value and the adjustment for receivables were necessitated by the significant deterioration in earnings and shareholders' equity for Intershop Communications, Inc. in 2000.

Extraordinary income amounting to Euro 12,500,000 resulted from selling stocks equivalent to Euro 50,000 of the Compa common stock. The stocks were sold off by the Company trustee in accordance with the agreement dated January 6, 2000. The sold stocks were a result of Intershop Communications AG shares that became available through the 1997 Equity Incentive Plan option program. The 1997 Equity Incentive Plan granted employees of the Intershop Group the option of acquiring shares in Intershop Communications, Inc., which in turn entitled them to AG subscription rights that are transferred through the trustee. When employees leave the Company, AG shares from the option program become available that can then be sold as Intershop Communications AG may instruct. In such cases, the proceeds of the sale are contributed to the Company.


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


The extraordinary expense item consists of the following (inEuro):

IPO expenses for private placement of 100,000 shares                 1,000,000
IPO expenses for NASDAQ Listing for 335,000 shares                   9,628,182
                                                                    10,628,182

3  | OTHER INFORMATION

The Company had an average of twelve employees in the course of the 2000 fiscal year. The Supervisory Board consisted of the following members in 2000:



Eckhard Pfeiffer          Investor          OTHER BOARD MEMBERSHIPS:
CHAIRMAN OF THE                             General Motors Corporation
SUPERVISORY BOARD                           Hughes Electronics Corporation
                                            L.M. Ericsson AB
                                            NXView Technologies
                                            IFCO Sytems NV
                                            Synetc Capital AG

Theodore J. Smith         Investor          OTHER BOARD MEMBERSHIPS:
VICE CHAIRMAN OF THE                        FileNET Corporation
SUPERVISORY BOARD

Joerg Menno Harms     Self-employed         OTHER BOARD MEMBERSHIPS:
                                            Hewlett-Packard GmbH
                                            Holding GmbH (Chairman of the Supervisory Board)
                                            Jenoptik AG
                                            Wurttembergische Hypothekenbank AG
                                            Durr AG
                                            Heidelberger Druckmaschinen AG
                                            Heraeus Holding GmbH
                                            CAA AG


80



Prof. Knut Fockler Chief Executive          OTHER BOARD MEMBERSHIPS:
FROM JUNE 21, 1999 Officer of               T-Online International AG (up to June 30, 2000)
TO JULY 31, 2000   wireless vision AG       Telecash AG (Chairman of the
                                            Supervisory  Board
                                            up to June 30, 2000)
                                            MSG Media  Services AG AG (up to June  30,  2000)
                                            Brainpool  TV AG
                                            The Fantastic   Corporation
                                            Tomondo   AG
                                            DeTeSat Deutsche Telekom  Gesellschaft
                                            fur Satellitenkommunikation mbH
                                            (up to June 30, 2000)
                                            Multimedia  Software AG (up to June 30, 2000)

Hartmut Esslinger, Ph.D.  Designer and      OTHER BOARD MEMBERSHIPS:
                          Entrepreneur      Frogdesign Inc. (Chairman of the Supervisory Board)

Lorenzo Pellicioli        Chief Executive   OTHER BOARD MEMBERSHIPS:
                          Officer of        Matrix
                          Seat Pagine GialleGiallo Dat@
                          SpA and Director  Various companies of the Seat Group
                          of Internet
                          Business Unit,
                          Telekom Italia Group



The Management Board included the following in 2000:

Stephan Schambach         CHAIRMAN
Wilfried Beeck

The Management Board received remuneration from the Company in the amount of TEuro 51. The Articles of Incorporation set the total remuneration for the members of the Supervisory Board at TEuro 106,3. However, this amount was not paid in the course of the business year.


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


The following list shows the subsidiaries of Intershop Communications AG and the Company's respective interest:



                                    Interest     Cur-     Authorized   Shareholders'      Profit/Loss*
                                        in %    rency        capital         equity*     for the year

Intershop Communications, Inc.
SAN FRANCISCO, U.S.A.                  82.50     Euro     7,332,682     (63,469,030)     (17,883,949)

Intershop Communications
Ventures GmbH, HAMBURG                   100     Euro     1,000,000         747,953         (145,220)

Intershop Software Entwicklungs
GmbH, JENA                               100     Euro        26,000      -3,847,150       (9,029,997)

Intershop (UK) Ltd,
LONDON, GREAT BRITAIN                    100     Euro         1,586      -5,275,898       (3,244,770)

Intershop Communications S.a.r.l.
PARIS, FRANCE                            100     Euro       458,109        -111,027       (1,178,466)

Intershop Communications AB
STOCKHOLM, SWEDEN                        100     Euro        11,437      -1,245,531       (1,109,432)

Intershop Communications
Hong Kong Co. Ltd., HONGKONG           99,99     Euro         1,452      -3,195,494       (3,201,445)

Intershop Communications Korea
SEOUL, KOREA                           99,98     Euro        45,454        -383,926         (293,822)

Intershop Communications Taiwan
TAIPEI, TAIWAN                           100     Euro        36,740          25,627           (7,049)

Intershop Communications
Singapore Pte. Ltd., SINGAPORE           100     Euro        61,570        -104,197         (166,667)

Intershop Communications Japan
TOKYO, JAPAN                             100     Euro       104,754        -628,388         (643,685)

Intershop Communications Australia

Pty. Ltd., NORTH SYDNEY, AUSTRALIA       100     Euro       260,833        -143,282         (368,418)

* The above figures for  shareholders'  equity and  profit/loss for the year are provisional.


Intershop Communications AG is a public listed company incorporated in Germany and is listed on the Neuer Markt. According to ss. 292a of the German Civil Code the Company may opt to present financial statements in compliance with US GAAP. The consolidated financial statements are on file with the Registry of Commerce of the Court of Hamburg. These financial statements include the consolidated financial statements of the parent company and the following subsidiary undertakings:

Intershop Communications GmbH, Jena
Intershop Communications, Inc., San Francisco, U.S.A.
Intershop Communications S.a.r.l., Paris, France
Intershop Software Entwicklungs GmbH, Jena
Intershop (UK) Ltd, London, U.K.
Intershop Communications Ventures GmbH, Hamburg
Intershop Communications AB, Stockholm, Sweden
Intershop Communications Hong Kong Co. Ltd., Hongkong
Intershop Communications Korea, Seoul, Korea
Intershop Communications Taiwan, Taipei, Taiwan
Intershop Communications Singapore Pte. Ltd., Singapore
Intershop Communications Japan, Tokyo, Japan
Intershop Communications Australia Pty Ltd., North Sydney

4  | USE OF ANNUAL PROFIT/LOSS

The Management Board of Intershop Communications AG proposes that the results for 2000 be carried forward.

Hamburg, March 2001

The Management Board




/s/ STEPHAN SCHAMBACH          /s/ WILFRIED BEECK
---------------------          ------------------
    Stephan Schambach              Wilfried Beeck


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


REPORT OF INDEPENDENT AUDITORS

We have audited the financial statements, including the accounting system, and the combined management and group management report of Intershop Communications AG for the fiscal year from January 1 to December 31, 2000. The legal representatives of the Company are responsible for the accounting system and preparation of the financial statements and combined management and group management report in compliance with German commercial law and the supplementary regulations in the articles of incorporation. Our responsibility is to express an opinion, based on our audit, on the financial statements, including the accounting system, and on the combined management and group management report.

We conducted our audit of the financial statements pursuant to Sec. 317 of the German Commercial Code (HGB) and in compliance with the in Germany generally accepted German standards for the audit of financial statements issued by the German Institute of Auditors (Institut der Wirtschaftsprufer, IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance that inaccuracies and violations are recognized which significantly affect the presentation of the net worth, financial position and results of operations as conveyed by the financial statements, in compliance with generally accepted accounting principles, and by the combined management and group management report. The scope of the audit was planned taking into account our understanding of business operations, the Company's economic and legal environment, and any potential errors anticipated. In the course of the audit, the effectiveness of the system of internal accounting controls was assessed, and the disclosures made in the books and records, financial statements and combined management and group management report were verified, mainly on a test basis. The audit also includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the financial statements and the combined management and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give any cause for qualification.

In our opinion, the financial statements present a true and fair view of the Company's net worth, financial position and results of operations in accordance with generally accepted accounting principles. In all material respects, the combined management and group management report accurately presents the situation of the Company and the risks to its future development.

Hamburg, March 7, 2001

ARTHUR ANDERSEN
Wirtschaftsprufungsgesellschaft
Steuerberatungsgesellschaft mbH






/s/ NENDZA                 /s/ SCHNEIDER
-----------------          -----------------
Nendza                     Schneider
Wirtschaftsprufer          Wirtschaftsprufer

REPORT OF THE SUPERVISORY BOARD

In the course of the year under review there was a change in the Supervisory Board, with Prof. Knut Fockler resigning on July 31, 2000, for personal reasons. The Supervisory Board would like to take this opportunity to thank Prof. Foeckler on behalf of the company for his contribution to the success of Intershop Communications AG. There were no changes in the Management Board during the year.

In 2000, the Supervisory Board implemented several initiatives to better enable it to support and monitor the activities of the Management Board. In the course of 2000, the Supervisory Board formed an Audit Committee chaired by Joerg Menno Harms as well as a Human Resources and Compensation Committee presided over by Theodor Smith. Furthermore, together with the Management Board a Corporate Governance Guideline was drawn up in order to ensure the high quality of the corporate management practices.

The Supervisory Board oversaw the management activities of the Management Board in accordance with the tasks imposed upon it by law and the Articles of Association. It also continuously ensured that management followed good business practices during 2000. In addition, the Management Board reported regularly on the company's progress toward achieving the objectives set for the current year and on the prospects for future periods. The Supervisory Board convened for meetings on March 13, 2000, June 26, 2000, September 1, 2000, and on November 1, 2000. Between the meetings of the Supervisory Board, urgent decisions were taken by way of written procedures and then confirmed during meetings.

The accounts, annual financial statement, and management report were audited and given an unqualified auditor's certificate by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesell-schaft mbH (auditors and tax consultants). Arthur Anderson had been appointed as the auditing company for the year at the shareholders' meeting on June 27, 2000. We agree with the auditing results. The Supervisory Board has reviewed the financial statements and the consolidated financial statements covering the year up to December 31, 2000, and the related management reports. No objections were raised as a result of the review. On March 20, 2001, the Supervisory Board approved the annual financial statements prepared by the Management Board. These are therefore now final.

For Intershop, the year 2000 was marked overall by strong growth. The Supervisory Board would like to thank management and all employees alike for their commitment in the past year.



Hamburg, March 20, 2001






/s/ ECKHARD PFEIFFER
---------------------------------
Eckhard Pfeiffer
Chairman of the Supervisory Board


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




CORPORATE STRUCTURE

                                INTERSHOP Communications AG

                       INTERSHOP                        INTERSHOP                           Stephan Schambach
      Software Entwicklungs GmbH     100%     82,5%     Communications, Inc.     17,5 %     Burgess Jamieson

                       INTERSHOP                                100%
    Communications Ventures GmbH     100%               INTERSHOP
                                                        Communications GmbH
                       INTERSHOP
         Communications S.a.r.l.     100%

                       INTERSHOP                        INTERSHOP
                       (UK) Ltd.     100%      100%     Communications Taiwan

                       INTERSHOP                        INTERSHOP
               Communications AB     100%      100%     Communications Singapore Pte. Ltd.

                       INTERSHOP                        INTERSHOP
Communications Hong Kong Co. Ltd.  99,99%      100%     Communications Japan

                       INTERSHOP                        INTERSHOP
            Communications Korea   99,98%      100%     Communications Australia Pty Ltd.


                                         All information as of February 28, 2001


BOARDS

SUPERVISORY BOARD


                                              SHARES*
Eckhard Pfeiffer, Chairman                     400,000
Theodore  J.  Smith,   Vice Chairman           107,290
Jorg Menno Harms                                   200
Hartmut Esslinger, Ph.D.                            0
Lorenzo Pellicioli                                  0
Prof. Knut Fockler (until July 31, 2000)


MANAGEMENT BOARD
                                              SHARES*
Stephan Schambach, Chairman                       0**
Wilfried Beeck                              7.000.000

 * Ownership of Intershop Communications AG shares as of Dec. 31, 2000
** As discussed in the Consolidated Notes, Stephan Schambach holds 4,166,667 shares in Intershop Communications, Inc. These shares are convertible into 12,500,000 shares of the Company at any time prior to 2004.




 EXECUTIVE MANAGEMENT BOARD


 Stephan Schambach              Dr. Andreas Gregori                 Michael Tsifidaris
 CHIEF EXECUTIVE OFFICER        VICE PRESIDENT MARKETING            VICE PRESIDENT CENTRAL EUROPE

 Wilfried Beeck                 Frank Gessner                       Dieter Neujahr
 CHIEF OPERATING OFFICER        SENIOR VICE PRESIDENT ENGINEERING   VICE PRESIDENT ASIA

 Bernhard Marbach               Dirk Reiche                         Phil Oreste
 EXECUTIVE VICE PRESIDENT SALES VICE PRESIDENT FINANCE              PRESIDENT AMERICAS (ACTING)

 Dr. Ludger Vogt                Steen Sjobeck
 VICE PRESIDENT CONSULTING      CHIEF INFORMATION OFFICER






 OFFICES

 Austin | Berlin | Boston |  Charlotte  | Chicago |  Copenhagen  | Costa  Mesa |
 Dallas | Detroit | Dubai | HAMBURG | Helsinki | HONG KONG | Ilmenau | JENA | London | New York | Oslo | Paris | Reston | SAN FRANCISCO | Sao Paulo | Seoul | Singapore | Stockholm | Stuttgart | Sydney | Taipei | Tokyo | Toronto | Zurich
 |


|  Letter  |  Highlights  |  Solutions |  Customers  |  Employees  |  Share  |
FINANCIALS  |  Structure  |  Glossary  |                                      87

Glossary

APPLICATION SERVICE PROVIDER (ASP)
An enterprise that hosts software-based services and solutions (including complete e-commerce systems) for customers from a central data center

BUSINESS-TO-BUSINESS
Generic term for commercial relationships between businesses

BUSINESS-TO-CONSUMER
Generic term for commercial relationships between businesses and consumers

BUY-SIDE E-COMMERCE
Aspect of e-commerce restricted to procurement processes within a business. Buy-side e-commerce applications or marketplaces are often integrated with sell-side applications

CONTENT MANAGEMENT (CM) SYSTEM
End-to-end system used to create, package, and maintain complex content resources such as websites

CUSTOMER RELATIONSHIP MANAGEMENT (CRM) SYSTEM System used by a company to identify, qualify, acquire, develop, and retain loyal and profitable customers

DIGITAL ECONOMY
Commercial system in which transactions are conducted electronically over the Internet

ELECTRONIC DATA INTERCHANGE (EDI)
Is a standard format for exchanging business data

ENTERPRISE RESOURCE PLANNING (ERP) SYSTEM
A business management system integrating all aspects of a business, including planning, manufacturing, sales, and marketing

HOSTING (E-COMMERCE)
Provision of hardware, software and communications infrastructure on a commercial basis for third-party e-commerce systems

INTERNET SERVICE PROVIDER (ISP)
An enterprise that provides access to the Internet, including web browsing and e-mail

JAVA
A platform-independent, object-oriented programming language specially developed for the Internet

MOBILE COMMERCE e-commerce model in which transactions are performed using wireless devices such as mobile phones

PIPELINE
A complex business flow built into the Enfinity environment (e.g. calculation of an entire shopping basket) constructed from a number of individual pipelets


ORIGINAL EQUIPMENT MANUFACTURER (OEM)
An OEM is a company that uses product components from one or more other companies to build a product that it sells under its own company name and brand

SELL SIDE E-COMMERCE
Aspect of e-commerce focusing on the selling of products and services. Generally, sell-side e-commerce applications do not include business-to-business procurement functionality and therefore have to be combined with buy-side e-commerce applications for B2B transactions

SELLING ON MARKETPLACES e-commerce business model in which a business sells its products and services via online marketplaces

SCALABILITY
It is the ability of a computer application or product (hardware or software) to continue to function well as it (or its context) is changed in size or volume in order to meet a user need

SUPPLY CHAIN MANAGEMENT (SCM)
Supply chain management is the oversight of materials, information, and finances as they move in a process from supplier to manufacturer to wholesaler to retailer to consumer

SYSTEM INTEGRATOR
A service provider that uses a range of hardware and software products to implement complex IT solutions for customers

UPDATE
To replace an older version of a software application with a newer, improved version, but without adding significant new functionality

UPGRADE
To replace an existing software application with a different application offering enhanced functionality

VISUAL PIPELINE MANAGER
Intershop's enfinity's unique Visual Pipeline Manager easily configures and integrates e-business transaction flows

WIRELESS APPLICATION PROTOCOL (WAP)
A secure specification enabling users to access information via handheld wireless devices such as mobile phones. WAP is one of the prerequisites for mobile commerce

XML
Short for eXtensible Markup Language, a meta-language used for documents containing structured information. Can be used to create customized commands and speech elements. Prerequisite for silent commerce

FINANCIAL CALENDER 2001

 Release   Financials   for  the  3  Months   Period   2001        May  2,  2001
Annual Shareholders'  Meeting                                      June 13, 2001
Release  Financials  for the 6 Months Period  2001                August 1, 2001
Release  Financials  for the 9 Months  Period 2001              October 31, 2001

INVESTOR RELATIONS CONTACT:

EUROPE                             UNITED STATES
Investor Relations                 Investor Relations
Intershop Communications AG        Intershop Communications Inc.
Amsinckstrasse 57                  303 2nd Street
20097 Hamburg, Germany             10th Floor North
investorrelations@intershop.de     San Francisco, California 94107
www.intershop.de/investor          info@intershop.com
Phone +49-40-23709-0               www.intershop.com/investor
Fax +49-40-23709-111               Phone +1-415-844-1500
                                   Fax +1-415-449-3573



 CONCEPT AND DESIGN
 KIRCHHOFF CONSULT AG
 Hamburg

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
EUROPEAN HEADQUARTERS            USA HEADQUARTERS                  ASIA/PACIFIC HEADQUARTERS            GLOBAL R&D CENTER

Intershop Communications GmbH    Intershop Communications Inc.     Intershop Communications             Intershop Software
Amsinckstrasse 57                303 2nd Street                    Hong Kong Co. Ltd.                   Entwicklungs GmbH
20097 Hamburg, Germany           10th Floor North                  22/F NatWest Tower, Time Square,     Intershop Tower
Tel. +49 40 23709 0              San Francisco, California 94107   1 Matheson Street, Causeway Bay,     07740 Jena, Germany
Fax +49 40 23709 111             Tel. +1 415 844 1500              Hong Kong                            Tel. +49 3641 50 0
E-Mail info@intershop.de         Fax +1 415 844 3800               Tel. +852 2158 3000                  Fax +49 3641 50 1002
www.intershop.de                 E-Mail info@intershop.com         Fax +852 2158 3399                   E-Mail info@intershop.de
                                 www.intershop.com                 E-Mail info.asia@intershop.com       www.intershop.de
                                                                   www.intershop.com

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(C)2001   Intershop(R)Communications,   Inc.  All  rights  reserved.  All  other
trademarks are the property of their respective owners.